August 29, 2024

Ms. Michelle Beck

Ms. Rebecca Ament Marquigny

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Themes ETF Trust, File Nos. 333-271700; 811-23872

Dear Ms. Beck and Ms. Marquigny:

This correspondence responds to comments provided by telephone by the staff of the U.S. Securities and Exchange Commission (the “Staff”) pursuant to its review of Post-Effective Amendment No. 2 (the “Amendment”) to the registration statement of Themes ETF Trust (the “Registrant” or the “Trust”) with respect to Themes S&P 500 Dual Options Income ETF, Themes S&P 500 Enhanced Iron Condor Income ETF, Themes S&P 500 Ultra Enhanced Iron Condor Income ETF, Themes Nasdaq 100 Dual Options Income ETF, Themes Nasdaq 100 Enhanced Iron Condor Income ETF, Themes Nasdaq 100 Ultra Enhanced Iron Condor Income ETF, Themes Russell 2000 Dual Options Income ETF, Themes Russell 2000 Enhanced Iron Condor Income ETF, Themes Russell 2000 Ultra Enhanced Iron Condor Income ETF, Themes S&P 500 Dynamic Covered Call ETF, Themes AAPL PutWrite Options Income ETF, Themes AMZN PutWrite Options Income ETF, Themes COIN PutWrite Options Income ETF, Themes GOOGL PutWrite Options Income ETF, Themes MSFT PutWrite Options Income ETF, Themes NVDA PutWrite Options Income ETF, Themes TSLA PutWrite Options Income ETF and Themes VIX PutWrite Options Income ETF (collectively, the “Funds”), each a series of the Trust, filed by the Registrant on Form N-1A on January 30, 2024, and its review of correspondence filed by the Registrant on June 13, 2024 and June 18, 2024. For your convenience, the comments have been reproduced with responses following each comment. Responses provided to comments given pertaining to one section or Fund have been applied to other sections and Funds in the Amendment that contain the same or similar disclosure. In addition, please see Appendix A for a redline copy of the prospectus changes.

The Themes S&P 500 Dual Options Income ETF, Themes Nasdaq 100 Dual Options Income ETF and Themes Russell 2000 Dual Options Income ETF are collectively referred to as the “Dual Options Funds.” The Themes S&P 500 Enhanced Iron Condor Income ETF, Themes S&P 500 Ultra Enhanced Iron Condor Income ETF, Themes Nasdaq 100 Enhanced Iron Condor Income ETF, Themes Nasdaq 100 Ultra Enhanced Iron Condor Income ETF, Themes Russell 2000 Enhanced Iron Condor Income ETF, and Themes Russell 2000 Ultra Enhanced Iron Condor Income ETF are collectively referred to as the “Iron Condor Funds.” The Themes AAPL PutWrite Options Income ETF, Themes AMZN PutWrite Options Income ETF, Themes COIN PutWrite Options Income ETF, Themes GOOGL PutWrite Options Income ETF, Themes MSFT PutWrite Options Income ETF, Themes NVDA PutWrite Options Income ETF, and Themes TSLA PutWrite Options Income ETF are collectively referred to as the “Single Stock Funds.” All other capitalized terms not otherwise defined herein have the meaning given to them in the Amendment.

PROSPECTUS

Dual Options Funds and Iron Condor Funds

1.	Please revise the disclosure to state that the Funds have the potential to incur the losses described in the Prospectus on any given day and that shareholders that hold a Fund for multiple days can incur multiple days of such losses.

Response: The disclosure has been revised accordingly.

2.	Revise the graphs provided in the discussion of the Funds’ principal investment strategies to include values on the Y axis in order to quantify the gain or loss depicted.

Response: The disclosure has been revised accordingly.

Iron Condor Funds

3.

Revise the disclosure to clarify that, since the Funds seek to maintain exposure to the value of the Index by using the leverage inherent in options contracts and the targeted notional value of the options to be used is greater than 100% of the Fund’s net assets, they are incurring leverage.

Response: The disclosure has been revised accordingly.

4.	Please explain supplementally why the total Value-at-Risk (“VaR”) calculated for each Fund, as provided to the Staff, is less than the VaR calculated for each individual line item. Please also explain supplementally how the VaR model utilized satisfies the requirement of Rule 18f-4 under the 1940 Act that it cover a time horizon of 20 days, given each Fund’s primary use of one day to expiration options.

Response: Each Fund’s VaR is lower than the sum of the individual VaRs because the positions have offsetting risk profiles. When considered in aggregate, the overall risk of the portfolio is reduced. The VaR model utilized satisfies the requirements of Rule 18f-4 by calculating the 1-day VaR and then scaling it up by the square root of 20 (20 days).

Single Stock Funds

5.	Please revise the disclosure to clarify that the Single Stock Funds will participate in the performance of their Underlying Stock if the value of the Underlying Stock declines.

Response: The disclosure has been revised accordingly.

If you have any questions regarding the above responses, please do not hesitate to contact me at (513) 708-6391 or Tina.Bloom@practus.com or Karen Aspinall at (949) 629-3928 or Karen.Aspinall@practus.com.

Sincerely,

/s/ Tina H. Bloom

Tina H. Bloom
Partner Trust Counsel

APPENDIX A

Subject to Completion - Dated __________, 2024

The information in this Prospectus is not complete and may be changed. The Trust may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This Prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

THEMES ETF TRUST

PROSPECTUS

_________ __, 2024

[ ]	Themes S&P 500 Dual Options Income ETF	[ ]	Themes S&P 500 Dynamic Covered Call Strategy ETF
	Themes S&P 500 Enhanced Iron Condor Income ETF		Themes AAPL PutWrite Options Income ETF
	Themes S&P 500 Ultra Enhanced Iron Condor Income ETF		Themes AMZN PutWrite Options Income ETF
	Themes Nasdaq 100 Dual Options Income ETF		Themes COIN PutWrite Options Income ETF
	Themes Nasdaq 100 Enhanced Iron Condor Income ETF		Themes GOOGL PutWrite Options Income ETF
	Themes Nasdaq 100 Ultra Enhanced Iron Condor Income ETF		Themes MSFT PutWrite Options Income ETF
	Themes Russell 2000 Dual Options Income ETF		Themes NVDA PutWrite Options Income ETF
	Themes Russell 2000 Enhanced Iron Condor Income ETF		Themes TSLA PutWrite Options Income ETF
Themes Russell 2000 Ultra Enhanced Iron Condor Income ETF

each of the above is listed on [__________]

These securities have not been approved or disapproved by the Securities and Exchange Commission (“SEC”) nor has the SEC passed upon the accuracy or adequacy of this Prospectus. Any representation to the contrary is a criminal offense.

The Funds offered through this Prospectus are not money market funds and do not seek to maintain a fixed or stable NAV of $1.00 per share.

INVESTMENT PRODUCTS: ■ ARE NOT FDIC INSURED ■ MAY LOSE VALUE ■ ARE NOT BANK GUARANTEED

SUMMARY SECTIONS

Themes S&P 500 Dual Options Income ETF

Investment Objective

The Themes S&P 500 Dual Options Income ETF (the “Fund”) is an exchange traded fund (“ETF”) that seeks current income.

Fees and Expenses of the Fund

The following table describes the fees and expenses you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.49%
Distribution and/or Service (12b-1) Fees	None
Other Expenses*	0.00%
Total Annual Fund Operating Expenses	0.49%

*	Estimated for the current fiscal year

Example

The following example is intended to help retail investors compare the cost of investing in the Fund with the cost of investing in other funds. It illustrates the hypothetical expenses that such investors would incur over various periods if they were to invest $10,000 in the Fund for the time periods indicated and then redeem all of the Shares at the end of those periods. This example assumes that the Fund provides a return of 5% a year and that operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

1 Year	3 Years
$50	$157

Portfolio Turnover

The Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund Shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the example, affect the Fund’s performance. Because the Fund is newly organized, portfolio turnover information is not yet available.

Principal Investment Strategies of the Fund

The Fund is an actively managed ETF that seeks current income by employing an options strategy known as a “short strangle” on the S&P 500® Index (the “S&P 500 Index” or the “Index”). More precisely, the Fund aims to generate income from its options investments when the Index experiences little or no volatility during the time period for which the options provide exposure (every business day). On days when the Index experiences volatility, the Fund has the potential to incur losses (on any given day), which may be significant. To implement its short strangle strategy, every business day, the Fund will sell (or “write”):

(i)	call options on the S&P 500 Index with a strike price (the price at which the option can be exercised) above the current value of the Index, and

(ii)	put options on the S&P 500 Index with a strike price below the current value of the Index.

Each of these options will have one day to expiration and will be considered “out-of-the-money” when sold (i.e., the price of the S&P 500 is below the strike price for calls and above the strike price for puts). The put and call options will be sold daily and always in tandem, each having a notional value of approximately 100% of the Fund’s net assets at the time of sale (see below for further information on notional value). The strike price of each option sold will be as close to equidistant as possible from the value of the Index when written.

Short Strangle Strategy

The combination of these tandem put and call option positions (outlined above) creates what is known as a “short strangle,” and this combination of options transactions will be reestablished by the Fund daily. As the seller of the options, the Fund receives cash (the “premium”) from the purchaser. The Fund’s short strangle is designed to provide income in the form of option premiums when the Index experiences little or no volatility during the time period for which the options provide exposure (every business day).

The Fund will trade exchange-traded options contracts that utilize the S&P 500 Index as the reference asset. In general, an option is a contract that gives the purchaser (holder) of the option, in return for a premium, the right to buy from (call) or sell to (put) the seller (writer) of the option the security underlying the option at a specified exercise price. For cash-settled options such as those used by the Fund, the writer of the option (the Fund) has the obligation upon exercise to deliver to the purchaser the cash difference between the value of the reference asset (the Index) at expiration and the strike price of the option.

The Fund does not provide returns similar to the S&P 500 Index or participate in the returns of the Index. The Fund’s performance will differ from that of the Index’s value. The performance differences will depend on, among other things, the value of the Index, changes in the value of Index put and call options contracts the Fund has sold, and changes in the value of the U.S. Treasury securities and money market funds in which the Fund invests its cash. The income generated by the Fund, mostly in the form of option premiums received from its option sales, will be primarily influenced by the volatility of the Index’s value, although other factors, including interest rates, may also impact the level of income. When interest rates increase, call option premiums are generally higher while put option premiums are generally lower. A decrease in interest rates generally has the opposite effect on premiums.

While the Fund does not seek leveraged exposure to the Index, the Fund seeks to achieve and maintain exposure to the value of the Index by using the leverage inherent in options contracts. The Fund’s strategy is designed to provide approximately daily, ~~unleveraged,~~ 100% downside notional exposure to the Index if the Index value falls below the strike price of the put options written or rises above the strike price of the call options written. The call options and put options sold by the Fund will each have approximately equal notional values of no more than 100% of the Fund’s net assets at the time they are sold. More specifically:

Notional value refers to the value that the options control. It is calculated by multiplying the price of the asset underlying the option (the Index) by the options multiplier by the number of contracts. The options multiplier is the number of shares an option contract controls. Equity options each control 100 underlying shares and therefore have a 100 options multiplier.

By way of example, assume the Fund has assets of $10 million and the Index is priced at $60. The value of one option contract would therefore be $6,000 (the $60 Index price x the 100 options multiplier). To determine the number of put and call option contracts needed to encompass approximately 100% of the Fund’s net assets, the Fund’s value is divided by the value of one contract ($10,000,000 divided by $6,000 = 1,666). Since 1,666 contracts will be written each for call options and put options, the total number of contracts needed is 3,332. The notional exposure would thus be approximately $10,000,000 ($60 x 100 x 1,666=$9,996,000) from the call options and approximately $10,000,000 ($60 x 100 x 1,666=$9,996,000) from the put options, summing to a total notional exposure of approximately $20,000,000 ($19,992,000) or 200% of the Fund’s net assets.

Possible Outcomes of Short Strangle Strategy

On days when the Index increases in value beyond the strike price of the sold call options, the potential loss on the option is essentially unlimited, as the value of the Index can theoretically rise indefinitely. On days when the Index decreases in value beyond the strike price of the sold put options, the potential loss on the options is the difference between the strike price of the put options and 0, as the value of the Index can theoretically decrease to 0. These losses may be incurred on any given day and shareholders who hold the Fund for multiple days can incur multiple days of such losses. However, any such losses will always be offset to some degree by the option premium income the Fund received from the sold options.

General Impact of Increases in Value of the S&P 500 Index

●	On days when the Index increases in value, but not up to the value of the strike price of the sold call options, the call options sold by the Fund will expire out-of-the-money (along with the sold put options) and the Fund will benefit from the option premium income it received in connection with the sale of the options.

●	On days when the Index increases in value beyond the strike price of the sold call options, the Fund’s sold call options will expire “in-the-money” and the Fund will owe the purchaser of the call options the difference between the settlement value of the Index and the strike price of the sold call options. On such days, the potential loss on the option is essentially unlimited, as the value of the Index can theoretically rise indefinitely. However, such a loss will always be offset to some degree by the option premium income the Fund received from the sold options.

General Impact of Decreases in Value of the S&P 500 Index

●	On days when the Index decreases in value, but not down to the value of the strike price of the sold put options, the put options sold by the Fund will expire out-of-the-money (along with the sold call options) and the Fund will benefit from the option premium income it received in connection with the sale of the options.

●	On days when the Index decreases in value beyond the strike price of the sold put options, the Fund’s sold put options will expire in-the-money, and the Fund will owe the purchaser of the put options the difference between the settlement value of the Index and the strike price of the sold put options. On such days, the potential loss on the options is the difference between the strike price of the put options and 0, as the value of the Index can theoretically decrease to 0. However, such a loss will always be offset to some degree by the option premium income the Fund received from the sold options.

The following graph illustrates the gain/loss characteristics of the short strangle strategy:

Short Strangle

In this example, assume:

-	the value of the Index is ~~60~~$5,250

-	a call option on the Index is sold at a strike price of ~~65~~ $5,330 (above the price of the Index)

-	a put option on the Index is sold at a strike price ~~55~~  $5,170 (below the price of the Index)

1.	If the value of the Index is between ~~55~~ $5,170 and ~~65~~ $5,330 upon expiration of the options (one day), the call and the put options expire worthless and the strategy earns its maximum gain – the premiums received from the sold options (as depicted by the horizontal portion of the yellow line in the graph).

2.	If the value of the Index increases to above ~~65~~ $5,330, the strategy suffers a loss of the difference between the strike price of the option and the value of the Index (as depicted by the downward arrow on the right side of the graph).

3.	If the value of the Index decreases to below ~~55~~$5,170, the strategy suffers a loss of the difference between the strike price of the option and the value of the Index (as depicted by the downward arrow on the left side of the graph).

4.	Any losses incurred are partially offset by the premium income received for the options sold.

Portfolio of the Fund

Principal Portfolio Holdings of the Fund
Portfolio Holdings	Investment Terms	Expected Target Maturity
Sold put option contracts	“out-of-the money” (i.e., the strike price is below the then-current price of the Index at the time of sale)	1 day
Sold call option contracts	“out-of-the money” (i.e., the strike price is above to the then-current price of the Index at the time of sale)	1 day
U.S Treasury Securities, Money Market Funds and Cash

Multiple series of U.S. Treasury Bills supported by the full faith and credit of the U.S. government. The Fund will generally hold U.S. Treasuries to maturity.

These instruments are used as collateral for the Fund’s options and to generate income.

The market value of the cash, money market funds and U.S. Treasuries held by the Fund is expected to comprise at least 80% of the Fund’s net assets.

Up to 1-year maturities at the time of purchase

The Fund will generally seek to employ its investment strategy regardless of whether there are periods of adverse market, economic, or other conditions, but may, at times, seek to take temporary defensive positions during such periods. During such conditions, the Adviser may increase or decrease the strike prices of the Fund’s options, based on its assessment of market risk. For example, if the Adviser gauges market risk to be significantly high or rising rapidly, it may sell the options at strike prices farther out-of-the-money.

The Fund will utilize European style options, which are exercisable at the strike price only on the option expiration date. Exchange-traded options are standardized and are available with set or defined contract terms, such as the style (call or put), the reference asset, the strike price and expiration date. Exchange-listed options contracts are guaranteed for settlement by the Options Clearing Corporation (“OCC”).

The Fund is considered to be non-diversified, which means that it may invest more of its assets in the securities of a single issuer or a smaller number of issuers than if it were a diversified fund.

The Fund will invest, under normal circumstances, at least 80% of the value of its net assets, plus borrowings for investment purposes, in options that provide exposure to the value of the S&P 500 Index. The Fund will consider the notional value of its options positions for the purpose of assessing compliance with this 80% Policy. The Fund’s 80% Policy is non-fundamental and requires 60 days prior written notice to shareholders before it can be changed.

The Fund intends to make monthly cash distribution payments.

The Index

The S&P 500 Index is a float-adjusted market capitalization weighted index containing equity securities of 500 leading publicly traded companies, regarded as generally representative of the U.S. stock market. A float-adjusted market capitalization weighted index weights each index component according to its market capitalization, using the number of shares that are readily available for purchase on the open market. The Index is rebalanced quarterly. The value of the options held by the Fund will fluctuate based on the sector or sectors heavily referenced in the Index. As of June 30, 2024, the Index had significant exposure to the information technology sector. The Fund, Trust and Themes Management Company, LLC (the “Adviser”), the Fund’s investment adviser, are not affiliated with, nor endorsed by, the S&P 500 Index. An investment in the Fund is not an investment in the Index, nor is the Fund an investment in a traditional passively managed index fund. The Fund does not invest directly in the Index or in companies that comprise the Index. Principal Risks of Investing in the Fund

Principal Risks of Investing in the Fund

You can lose money on your investment in the Fund. The Fund is subject to the risks summarized below. Some or all of these risks may adversely affect the Fund’s net asset value per share (“NAV”), trading price, yield, total return and/or ability to meet its objectives. For more information about the risks of investing in the Fund, see the section in the Fund’s prospectus entitled “Additional Information about the Principal Risks of Investing in the Funds.” Each risk summarized below is considered a “principal risk” of investing in the Fund, regardless of the order in which it appears.

Short Strangle Strategy Risk. On days when the S&P 500 Index experiences volatility, the Fund may suffer substantial losses. These losses may be suffered on any given day and shareholders who hold the Fund for multiple days can incur multiple days of such losses. Losses may be incurred when the Index experiences gains and also when it experiences losses. On days when the Index experiences significant gains, the Fund will experience a loss equal to the difference between the value of the Index at the end of the day and the strike price of the call option that it sold earlier in the day. Because the value of the Index can theoretically rise indefinitely on any given day, the Fund’s losses on such days are potentially unlimited. On days when the Index experiences significant losses, the Fund will experience a loss equal to the difference between the value of the Index at the end of the day and the strike price of the put option that it sold earlier in the day. Because the value of the Index can theoretically decline to zero on any given day, the Fund’s potential losses on such days are significant. However, the losses the Fund experiences on days when the Index increases or decreases will always be offset to some degree by the option premium income it received in connection with its option sales. The Fund may theoretically suffer its maximum potential loss on any given day. It is possible investors may lose their entire investment in the Fund. The Fund does not provide returns similar to the S&P 500 Index or participate in the returns of the Index. The Fund may incur its maximum loss on days when the Index experiences significant gains or losses.

Market Risk. Market risk is the risk that a particular security, or Shares in general, may fall in value, or fail to rise. Securities are subject to market fluctuations caused by such factors as economic, political, regulatory or market developments, changes in interest rates, and perceived trends in securities prices. Shares could decline in value or underperform other investments. In addition, local, regional, or global events such as war, acts of terrorism, spread of infectious diseases or other public health issues, recessions, or other events could have a significant negative impact on the Fund and its investments. Such events may affect certain geographic regions, countries, sectors, and industries more significantly than others. Such events could adversely affect the prices and liquidity of the Fund’s portfolio securities or other instruments and could result in disruptions in the trading markets. During any such events, Shares may trade at increased premiums or discounts to their net asset value and the bid/ask spread on Shares may widen. As a result, an investor could lose money over short or long periods of time.

Referenced Index Risk. The Fund invests in options contracts that are based on the value of the S&P 500 Index. This subjects the Fund to certain of the same risks as if it owned shares of companies that comprised the Index, even though it does not. By virtue of the Fund’s investments in options contracts that are based on the value of the Index, the Fund may also be subject to the following risks:

Equity Market Risk. Equity securities, such as those included in the S&P 500 Index, may experience sudden, unpredictable drops in value or long periods of decline in value. This may occur because of factors that affect securities markets generally or factors affecting specific industries, sectors or companies. Common stocks are susceptible to general stock market fluctuations and to volatile increases and decreases in value as market confidence in and perceptions of their issuers change. The Fund’s NAV and market price may fluctuate significantly in response to these and other factors.

Information Technology Sector Risk. To the extent companies in particular sectors of the economy are more heavily represented in the S&P 500 Index (as of March 31, 2024, the information technology sector), the value of the options held by the Fund will be especially sensitive to developments that significantly affect those sectors. As the market or economic factors impacting information technology companies and companies that rely heavily on technological advances could have a significant effect on the value of the Fund’s investments. The value of stocks of information technology companies and companies that rely heavily on technology is particularly vulnerable to rapid changes in technology product cycles, rapid product obsolescence, government regulation and competition, both domestically and internationally, including competition from foreign competitors with lower production costs. Stocks of information technology companies and companies that rely heavily on technology, especially those of smaller, less-seasoned companies, tend to be more volatile than the overall market. Information technology companies are heavily dependent on patent and intellectual property rights, the loss or impairment of which may adversely affect profitability.

Large-Capitalization Investing Risk. Large capitalization companies typically have significant financial resources, extensive product lines and broad markets for their goods and/or services. However, they may be less able to adapt to changing market conditions or to respond quickly to competitive challenges or to changes in business, product, financial, or market conditions and may not be able to maintain growth at rates that may be achieved by well-managed smaller and mid-size companies, which may affect the companies’ returns.

Indirect Investment Risk. The S&P 500 Index is not affiliated with the Trust, the Fund, the Adviser, or their respective affiliates and is not involved with this offering in any way. Investors in the Fund will not have the right to receive dividends or other distributions or any other rights with respect to the companies that comprise the Index but will be subject to declines in the performance of the Index.

Index Trading Risk. The trading price of the S&P 500 Index may be highly volatile and could continue to be subject to wide fluctuations in response to various factors. The stock market in general has at times experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of companies.

Derivatives Risk. Derivatives are financial instruments that derive value from the underlying reference asset or assets, such as stocks, bonds, or funds (including ETFs), interest rates or indexes. The Fund’s investments in derivatives may pose risks in addition to, and greater than, those associated with directly investing in securities or other ordinary investments, including risk related to the market, imperfect correlation with underlying investments, higher price volatility, lack of availability, counterparty risk, liquidity, valuation and legal restrictions. The use of derivatives is a highly specialized activity that involves investment techniques and risks different from those associated with ordinary portfolio securities transactions. The use of derivatives may result in larger losses or smaller gains than directly investing in securities. When the Fund uses derivatives, there may be an imperfect correlation between the value of the S&P 500 Index and the derivative, which may prevent the Fund from achieving its investment objective. Because derivatives often require only a limited initial investment, the use of derivatives may expose the Fund to losses in excess of those amounts initially invested. In addition, the Fund’s investments in derivatives are subject to the following risks:

Options Contracts Risk. The use of options contracts involves investment strategies and risks different from those associated with ordinary portfolio securities transactions. The prices of options are volatile and are influenced by, among other things, actual and anticipated changes in the value of the underlying instrument, including the anticipated volatility, which are affected by fiscal and monetary policies and by national and international political, changes in the actual or implied volatility or the reference asset, the time remaining until the expiration of the option contract and economic events. For the Fund in particular, the values of the options contracts in which it invests are substantially influenced by the value of the S&P 500 Index. The Fund may experience substantial downside from specific option positions and certain option positions held by the Fund may expire worthless. There may at times be an imperfect correlation between the movement in values of options contracts and the underlying instrument, and there may at times not be a liquid secondary market for certain options contracts.

Written Options Risk. While the Fund will collect premiums on the options it writes, the Fund’s risk of loss if one or more of its options is exercised and expires in-the-money may substantially outweigh the gains to the Fund from the receipt of such option premiums. When selling a put option, the premium received by the Fund may not be enough to offset a loss incurred by the Fund if the price of the Index at expiration is below the strike price by an amount equal to or greater than the premium. When selling a call option, the premium received by the Fund may not be enough to offset a loss incurred by the Fund if the price of the Index at expiration is above the strike price by an amount equal to or greater than the premium.

Risk of Options with One Day to Expiration. The Fund’s use of options with one day to expiration (“daily options”) presents additional risks. Losses may be incurred on any given day and shareholders who hold the Fund for multiple days can incur multiple days of such losses. Due to the short time until their expiration, daily options are more sensitive to sudden price movements and market volatility and could incur losses more rapidly than options with more time until expiration. Because of this, the timing of trades utilizing daily options becomes more critical. Although the Fund intends to purchase its options at the end of each day, any delay in the execution of these trades can significantly impact the outcome of the trade. Such options may also suffer from low liquidity, making it more difficult for the Fund to enter into its positions each day at desired prices. The bid-ask spreads on daily options can be wider than with traditional options, increasing the Fund’s transaction costs and negatively affecting its returns. Additionally, the proliferation of options with one day to expiration is relatively new and may therefore be subject to rule changes and operational frictions. To the extent that the OCC enacts new rules relating to options with one day to expiration that make it impracticable or impossible for the Fund to utilize daily options to effectuate its investment strategy, it may instead utilize options with the shortest remaining maturity available.

Leverage Risk. While the Fund does not seek leveraged exposure to the performance of the S&P 500 Index, the Fund seeks to achieve and maintain exposure to the value of the Index by using the leverage inherent in options contracts. Therefore, the Fund is subject to leverage risk. When the Fund ~~purchases or~~ sells an ~~instrument~~ option or enters into a transaction without investing an amount equal to the full economic exposure of the ~~instrument~~ option or transaction, it creates a form of investment leverage, which can result in the Fund losing more than ~~it originally invested~~the income generated from writing options. As a result, these investments may magnify losses to the Fund, and even a small market movement may result in ~~significant~~ immediate and substantial losses to the Fund. Leverage may also cause the Fund to be more volatile because it may exaggerate the effect of any increase or decrease in the value of the Fund’s portfolio securities. ~~Options trading involves a degree of leverage and as a result, a relatively small price movement may result in immediate and substantial losses to the Fund.~~

Clearing Member Default Risk. Transactions in some types of derivatives, including the options sold by the Fund, are required to be centrally cleared (“cleared derivatives”). In a transaction involving cleared derivatives, the Fund’s counterparty is a clearing house rather than a bank or broker. Since the Fund is not a member of clearing houses and only members of a clearing house (“clearing members”) can participate directly in the clearing house, the Fund will hold cleared derivatives through accounts at clearing members. In cleared derivatives positions, the Fund will make payments (including margin payments) to and receive payments from a clearing house through their accounts at clearing members. Customer funds held at a clearing organization in connection with any options contracts are held in a commingled omnibus account and are not identified to the name of the clearing member’s individual customers. As a result, assets deposited by the Fund with any clearing member as margin for options may, in certain circumstances, be used to satisfy losses of other clients of the Fund’s clearing member. In addition, although clearing members guarantee performance of their clients’ obligations to the clearing house, there is a risk that the assets of the Fund might not be fully protected in the event of the clearing member’s bankruptcy, as the Fund would be limited to recovering only a pro rata share of all available funds segregated on behalf of the clearing member’s customers for the relevant account class. The Fund is also subject to the risk that a limited number of clearing members are willing to transact on the Fund’s behalf, which heightens the risks associated with a clearing member’s default. This risk is greater for the Fund as it seeks to hold options contracts on a single security, and not a broader range of options contracts, which may limit the number of clearing members that are willing to transact on the Fund’s behalf. If a clearing member defaults the Fund could lose some or all of the benefits of a transaction entered into by the Fund with the clearing member. If the Fund cannot find a clearing member to transact with on the Fund’s behalf, the Fund may be unable to effectively implement its investment strategy.

Distribution Risk. The Fund seeks to provide current monthly income. There is no assurance that the Fund will make a distribution in any given month. If the Fund does make distributions, the amounts of such distributions will likely vary greatly from one distribution to the next. When the Fund makes a distribution, the Fund’s NAV will typically drop by the amount of the distribution on the related ex-dividend date. The repeated payment of distributions by the Fund, if any, may significantly erode the Fund’s NAV and trading price over time. As a result, an investor may suffer significant losses to their investment.

Transaction Cost Risk. The Fund will pay transaction costs, such as commissions or mark-ups in the bid/offer spread on an option position, when it writes options. Because the Fund “turns over” its option positions every day in this fashion, it will incur high levels of transaction costs. While the turnover of the option positions sold by the Fund is not deemed “portfolio turnover” for accounting purposes, the economic impact to the Fund is similar to what could occur if the Fund experienced high portfolio turnover (e.g., in excess of 100% per year). The Fund’s high levels of transaction costs may result in higher taxes when Shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the example thereunder, may affect the Fund’s performance.

Active Management Risk. The Fund is actively-managed and may not meet its investment objective based on the success or failure of the Adviser or the Fund’s portfolio managers to implement investment strategies for the Fund. The success of the Fund’s investment program depends largely on the investment techniques applied by the Adviser and portfolio managers and the skill of the Adviser and/or portfolio manager in evaluating the value and risks associated with the Fund’s short strangle strategy, including their ability to assess the volatility of the S&P 500 Index and establishing the strike prices of the options sold by the Fund. It is possible the investment techniques employed on behalf of the Fund will not produce the desired results.

Inflation Risk. Inflation risk is the risk that the value of assets or income from investments will be less in the future as inflation decreases the value of money. As inflation increases, the present value of the Fund’s assets and distributions may decline.

Interest Rate Risk. Interest rate risk is the risk that the value of the Fund’s investments will decline because of rising market interest rates. Interest rate risk is generally lower for shorter term options and debt securities and higher for longer-term options and debt securities. The Fund may be subject to a greater risk of rising interest rates than would normally be the case due to the current period of historically low rates and the effect of potential government fiscal policy initiatives and resulting market reaction to those initiatives. When interest rates increase, call options generally benefit while put option prices are impacted negatively.

Special Tax Risk. The Fund intends to qualify as a “regulated Investment company” (“RIC”); however, the federal income tax treatment of certain aspects of the proposed operations of the Fund are not entirely clear. The Fund’s pursuit of its investment strategies will potentially be limited by the Fund’s intention to qualify for such treatment and could adversely affect the Fund’s ability to so qualify. If, in any year, the Fund were to fail to qualify for the special tax treatment accorded a RIC and its shareholders, and was ineligible to or did not cure such failure, the Fund would be taxed in the same manner as an ordinary corporation subject to U.S. federal income tax on all its income at the fund level. The resulting taxes could substantially reduce the Fund’s net assets and the amount of income available for distribution. The Fund’s investment strategy may limit its ability to distribute dividends eligible for treatment as qualified dividend income, which for non-corporate shareholders are subject to federal income tax at rates of up to 20%. The Fund’s investment strategy may also limit its ability to distribute dividends eligible for the dividends-received deduction for corporate shareholders. For these reasons, a significant portion of distributions received by Fund shareholders may be subject to tax at effective tax rates that are higher than the rates that would apply if the Fund were to engage in a different investment strategy. You should consult your tax advisor as to the tax consequences of acquiring, owning and disposing of Shares. Investors should consult their tax advisor as to the tax consequences of acquiring, owning and disposing of Shares.

Tax Efficiency Risk. Unlike most exchange-traded funds, the Fund currently intends to effect redemptions primarily for cash, rather than primarily in-kind redemptions. As such, investments in Shares may be less tax-efficient than investments in conventional exchange-traded funds. Exchange-traded funds generally are able to make in-kind redemptions and avoid being taxed on gain on the distributed portfolio securities at the fund level. Because the Fund currently intends to effect redemptions primarily for cash, rather than in-kind distributions, it may be required to sell portfolio securities in order to obtain the cash needed to distribute redemption proceeds. If the Fund recognizes gain on these sales, this generally will cause the Fund to recognize gain it might not otherwise have recognized, or to recognize such gain sooner than would otherwise be required if it were able to distribute portfolio securities in-kind. The Fund generally intends to distribute these gains to shareholders to avoid being taxed on this gain at the Fund level and otherwise comply with the special tax rules that apply to it. This strategy may cause shareholders to be subject to tax on gains they would not otherwise be subject to, or at an earlier date than, if they had made an investment in a different exchange-traded fund. In addition, as a result of the Fund selling options daily, it is expected that any distributions by the Fund will be taxable as ordinary income.

ETF Risks. The Fund is an ETF and, as a result of an ETF’s structure, is exposed to the following risks:

Authorized Participants (“APs”), Market Makers, and Liquidity Providers Concentration Risk. The Fund has a limited number of financial institutions that may act as APs. In addition, there may be a limited number of market makers and/or liquidity providers in the marketplace. To the extent either of the following events occur, shares of the Fund may trade at a material discount to NAV and possibly face delisting: (i) APs exit the business or otherwise become unable to process creation and/or redemption orders and no other APs step forward to perform these services, or (ii) market makers and/or liquidity providers exit the business or significantly reduce their business activities and no other entities step forward to perform their functions.

Costs of Buying or Selling Shares of the Fund. Due to the costs of buying or selling shares of the Fund, including brokerage commissions imposed by brokers and bid/ask spreads, frequent trading of shares of the Fund may significantly reduce investment results and an investment in shares of the Fund may not be advisable for investors who anticipate regularly making small investments.

Shares of the Fund May Trade at Prices Other Than NAV. As with all ETFs, shares of the Fund may be bought and sold in the secondary market at market prices. The price of shares of the Fund, like the price of all traded securities, will be subject to factors such as supply and demand, as well as the current value of the Fund’s portfolio holdings. Although it is expected that the market price of the shares of the Fund will approximate the Fund’s NAV, there may be times when the market price of the shares is more than the NAV intra-day (premium) or less than the NAV intra-day (discount). This risk is heightened in times of market volatility, periods of steep market declines, and periods when there is limited trading activity for shares in the secondary market, in which case such premiums or discounts may be significant.

Trading. Although shares of the Fund are listed for trading on a national securities exchange, the ______________ Exchange (the “Exchange”), and may be traded on U.S. exchanges other than the Exchange, there can be no assurance that shares of the Fund will trade with any volume, or at all, on any stock exchange or that the requirements of the Exchange or any exchange necessary to maintain the listing of the Fund will continue to be met or will remain unchanged. An exchange or market may close early, close late or issue trading halts on specific securities or financial instruments. As a result, the ability to trade certain securities or financial instruments may be restricted, which may disrupt the Fund’s creation and redemption process, potentially affect the price at which the Fund’s shares trade in the secondary market, and/or result in the Fund being unable to trade certain securities or financial instruments at all. In these circumstances, the Fund may be unable to execute its options strategy, may be unable to accurately price its investments and/or may incur substantial trading losses. This risk may be greater for the Fund as it seeks to have exposure to a single index as opposed to a more diverse portfolio like a traditional pooled investment. If trading in the Fund’s shares are halted, investors may be temporarily unable to trade shares of the Fund. In stressed market conditions, the liquidity of shares of the Fund may begin to mirror the liquidity of the Fund’s underlying portfolio holdings, which can be significantly less liquid than shares of the Fund, and this could lead to differences between the market price of the shares of the Fund and the underlying value of those shares. In the event of an unscheduled market close for options contracts that reference a single stock, such as the Index’s securities being halted or a market wide closure, settlement prices will be determined by the procedures of the listing exchange of the options contracts. As a result, the Fund could be adversely affected and be unable to implement its investment strategies in the event of an unscheduled closing.

Cybersecurity Risk. Failures or breaches of the electronic systems of the Fund and/or the Fund’s service providers, including the Adviser, market makers, Authorized Participants or the issuers of securities in which the Fund invests, have the ability to cause disruptions, negatively impact the Fund’s business operations and/or potentially result in financial losses to the Fund and its shareholders. While the Fund has established business continuity plans and risk management systems seeking to address system breaches or failures, there are inherent limitations in such plans and systems. Furthermore, the Fund cannot control the cybersecurity plans and systems of the Adviser, other service providers, market makers, Authorized Participants or issuers of securities in which the Fund invests.

Liquidity Risk. The Fund’s investments are subject to liquidity risk, which exists when an investment is or becomes difficult or impossible to purchase or sell at an advantageous time and price. If a transaction is particularly large or if the relevant market is or becomes illiquid, it may not be possible to initiate a transaction or liquidate a position, which may cause the Fund to suffer significant losses and difficulties in meeting redemptions. Liquidity risk may be the result of, among other things, market turmoil, the reduced number and capacity of traditional market participants, or the lack of an active trading market. Markets for securities or financial instruments could be disrupted by a number of events, including, but not limited to, an economic crisis, natural disasters, new legislation or regulatory changes inside or outside the U.S. Liquid investments may become less liquid after being purchased by the Fund, particularly during periods of market stress. In addition, if a number of securities held by the Fund stop trading, it may have a cascading effect and cause the Fund to halt trading. Volatility in market prices will increase the risk of the Fund being subject to a trading halt. Illiquid securities may be difficult to value, especially in changing or volatile markets. If the Fund is forced to sell an illiquid security at an unfavorable time or price, the Fund may be adversely impacted. There is no assurance that a security that is deemed liquid when purchased will continue to be liquid.

New Adviser Risk. Although the Adviser’s principals and the Fund’s portfolio managers have experience managing investments in the past, the Adviser is a newly-formed entity and has limited experience managing investments for an ETF, which may limit the Adviser’s effectiveness.

New Fund Risk. The Fund is new with no operating history. As a result, there can be no assurance that the Fund will grow to or maintain an economically viable size, as a result of which it could ultimately liquidate. The Fund’s distributor does not maintain a secondary market in Fund shares.

Non-Diversification Risk. The Fund is considered to be non-diversified, which means that it may invest more of its assets in the securities of a single issuer or a smaller number of issuers than if it were a diversified fund. As a result, the Fund may be more exposed to the risks associated with and developments affecting an individual issuer or a smaller number of issuers than a fund that invests more widely. This may increase the Fund’s volatility and cause the performance of a relatively smaller number of issuers to have a greater impact on the Fund’s performance.

Operational Risk. The Fund is exposed to operational risks arising from a number of factors, including, but not limited to, human error, processing and communication errors, errors of the Fund’s service providers, counterparties or other third parties, failed or inadequate processes and technology or systems failures. The Fund and the Adviser seek to reduce these operational risks through controls and procedures. However, these measures do not address every possible risk and may be inadequate to address significant operational risks.

Valuation Risk. Independent market quotations for certain investments held by the Fund may not be readily available, and such investments may be fair valued or valued by a pricing service at an evaluated price. These valuations involve subjectivity and different market participants may assign different prices to the same investment. As a result, there is a risk that the Fund may not be able to sell an investment at the price assigned to the investment by the Fund. In addition, the securities in which the Fund invests may trade on days that the Fund does not price its shares; as a result, the value of Fund shares may change on days when investors cannot purchase or sell their Fund holdings.

Money Market Instruments Risk. The value of money market instruments may be affected by changing interest rates and by changes in the credit ratings of the investments. An investment in a money market fund is not insured or guaranteed by the FDIC or any other government agency. It is possible to lose money by investing in a money market fund.

U.S. Government Securities Risk. U.S. government securities are subject to interest rate risk but generally do not involve the credit risks associated with investments in other types of debt securities. As a result, the yields available from U.S. government securities are generally lower than the yields available from other debt securities. U.S. government securities are guaranteed only as to the timely payment of interest and the payment of principal when held to maturity.

Fund Performance

Performance information for the Fund is not included because the Fund did not commence operations prior to the date of this Prospectus. In the future, performance for the Fund will be presented in this section. When provided, the information will provide some indication of the risks of investing in the Fund by showing changes in the Fund’s performance from year to year and how the Fund’s average annual returns compare with a broad measure of market performance. The Fund’s past performance (before and after taxes) is not necessarily an indication of how the Fund will perform in the future. Updated performance information will be available on the Fund’s website at www.ThemesETFs.com or by calling the Fund toll-free at 1-866-5Themes (1-866-584-3637).

Management

Investment Adviser

Themes Management Company, LLC (the “Adviser”) serves as investment adviser to the Fund.

Portfolio Managers

Calvin Tsang, CFA, Head of Product Management & Development of the Adviser, Dingxun (Kevin) Shao, Vice President, Product Management & Development of the Adviser, and Paul Bartkowiak, Associate Vice President, Portfolio Management of the Adviser, are jointly and primarily responsible for the day-to-day management of the Fund and have served as portfolio managers since the Fund’s inception.

Buying and Selling Fund Shares

The Fund is an ETF. This means that individual Shares of the Fund may only be purchased and sold in the secondary market through brokers at market prices, rather than NAV. Because Shares trade at market prices rather than NAV, Shares may trade at a price greater than NAV (premium) or less than NAV (discount).

The Fund generally issues and redeems shares at NAV only in large blocks of shares known as “Creation Units,” which only institutions or large investors may purchase or redeem. The Fund generally issues and redeems Creation Units in cash.

Investors may incur costs attributable to the difference between the highest price a buyer is willing to pay to purchase Shares (bid) and the lowest price a seller is willing to accept for Shares (ask) when buying or selling Shares in the secondary market (the “bid-ask spread”). Recent information about the Fund, including its net asset value, market price, premiums and discounts, and bid-ask spreads is available on the Fund’s website at www.ThemesETFs.com.

Tax Information

Fund distributions are generally taxable as ordinary income, qualified dividend income, or capital gains (or a combination), unless your investment is in an IRA or other tax-advantaged retirement account. Distributions may be taxable upon withdrawal from tax-deferred accounts.

Payments to Broker-Dealers and Other Financial Intermediaries

If you purchase the Fund through a broker or other financial intermediary (such as a bank), the Adviser and its related companies may pay the intermediary for activities related to the marketing and promotion of the Fund. These payments may create a conflict of interest by influencing the broker-dealer or other intermediary and your sales person to recommend the Fund over another investment. Ask your sales person or visit your financial intermediary’s website for more information.

Themes S&P 500 Enhanced Iron Condor Income ETF

Investment Objective

The Themes S&P 500 Enhanced Iron Condor Income ETF (the “Fund”) is an exchange traded fund (“ETF”) that seeks current income.

Fees and Expenses of the Fund

The following table describes the fees and expenses you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.49%
Distribution and/or Service (12b-1) Fees	None
Other Expenses*	0.00%
Total Annual Fund Operating Expenses	0.49%

*	Estimated for the current fiscal year

Example

The following example is intended to help retail investors compare the cost of investing in the Fund with the cost of investing in other funds. It illustrates the hypothetical expenses that such investors would incur over various periods if they were to invest $10,000 in the Fund for the time periods indicated and then redeem all of the Shares at the end of those periods. This example assumes that the Fund provides a return of 5% a year and that operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

1 Year	3 Years
$50	$157

Portfolio Turnover

The Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund Shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the example, affect the Fund’s performance. Because the Fund is newly organized, portfolio turnover information is not yet available.

Principal Investment Strategies of the Fund

The Fund is an actively managed ETF that seeks current income by employing an options strategy known as the “iron condor” on the S&P 500® Index (the “S&P 500 Index” or the “Index”). More precisely, the Fund aims to generate income from its options investments when the Index experiences little or no volatility during the time period for which the options provide exposure (typically, every business day). On days when the Index experiences volatility (positive or negative), the Fund has the potential to incur losses (on any given day). This strategy involves selling (or “writing”) out-of-the-money call and put options on the Index, each with approximately equal notional values not exceeding 200% of the Fund’s net assets at the time of sale, while simultaneously buying call and put options on the Index with strike prices even farther out-of-the-money, also each with approximately equal notional values not exceeding 200% of the Fund’s net assets at the time of sale, all with the same expiration date (the next day).

Iron Condor Strategy

To implement this strategy, every business day the Fund will:

(1)	write call options on the S&P 500 Index each at a strike price (the price at which the option can be exercised) above the current value of the Index (a “short call”), and

(2)	write put options on the S&P 500 Index each at a strike price below the current value of the Index (a “short put”);

and, simultaneously:

(3)	buy call options on the S&P 500 Index each at a strike price farther above the current value of the Index than the short call sold (a “long call”), and

(4)	buy put options on the S&P 500 Index each at a strike price farther below the current value of the Index than the short put sold (a “long put”).

The combination of these options positions creates what is known as an “iron condor.” Each of these options will typically have one day to expiration and will be considered “out-of-the-money” (i.e., the price of the S&P 500 is below the strike price for calls and above the strike price for puts) when bought or sold by the Fund. The put and call options will be bought and sold in tandem and reestablished daily. Specifically, a corresponding short put option will be sold for every short call option sold and a corresponding long put option will be bought for every long call option bought. The strike price of each short option will be as close to equidistant as possible from the value of the Index when written (the short call strike will be higher and the short put strike will be lower), and the strike prices of each long option will be as close to equidistant as possible from the value of the Index when purchased (the long call will be higher and the long put will be lower).

The Fund will trade exchange-traded options contracts that utilize the S&P 500 Index as the reference asset. In general, an option is a contract that gives the purchaser (holder) of the option, in return for cash (a “premium”), the right to buy from (call) or sell to (put) the seller (writer) of the option the security underlying the option at a specified exercise price. For cash-settled options such as those used by the Fund, the writer of the option has the obligation upon exercise to deliver to the purchaser the cash difference between the value of the reference asset (the Index) at expiration and the strike price of the option.

The Fund seeks to make monthly distributions through a steady income generated by regularly selling the options detailed above, commonly referred to as “call spreads” and “put spreads.” The “call spread” is the difference between the strike prices of the Fund’s short call and the long call and the “put spread” is the difference between the Fund’s short put and the long put. The Fund will enter into the same number of option contracts for the long and short legs of each spread with the same expiration dates and same notional value; however, the positions will have different strike prices. The options in the call spread will be approximately equidistant to the value of the Index as the corresponding options in the put spread. The Fund aims to provide an “enhanced” yield compared to other option-based strategies by frequently selling short-term options, typically with a one-day duration, at twice the notional amount of the Fund’s assets. This method may result in higher income than an approach of selling longer-term options over the same period at their notional amount. As the seller of the short call and short put options, the Fund receives a premium from the purchaser and, as the buyer of the long call and long put options, the Fund pays a premium to the seller. Because the long options purchased are farther out-of-the-money than the short options sold, their premiums are lower than the written options, so there is a net credit to the Fund when placing the trade. The difference between the premium income the Fund receives and the premiums paid by the Fund is the “net options premium income.”

The Fund does not provide returns similar to the S&P 500 Index or participate in the returns of the Index and the Fund’s performance will differ from that of the Index’s performance. The performance differences will depend on, among other things, the value of the Index, changes in the value of Index put and call options contracts the Fund has bought and sold, and changes in the value of the U.S. Treasury securities and money market funds the Fund invests its cash in. The income generated by the Fund, mostly in the form of options premiums received from its option sales, will be primarily influenced by the volatility of the Index’s value, although other factors, including interest rates, may also impact the level of income. When interest rates increase, call option premiums are generally higher while put option premiums are generally lower. A decrease in interest rates generally has the opposite effect on premiums.

While the Fund does not seek leveraged exposure to the performance of the Index, the Fund seeks to achieve and maintain exposure to the value of the Index by using the leverage inherent in options contracts. When the Fund sells a put and call spread (“options spreads”) or enters into a transaction without investing an amount equal to the full economic exposure of the options spread or transaction, it creates a form of investment leverage, which can result in the Fund losing more than the income generated from writing options spreads. The Fund intends to sell options spreads, each with a targeted notional value of up to 200% of the Fund’s net assets. However, the net options exposure in the Fund will not exceed 200% of the Fund’s net assets. Such investment leverage increases the volatility of the Fund and may result in losses greater than if the Fund had not been leveraged. The Fund’s strategy is designed to have approximately a daily, ~~unleveraged,~~ limited downside exposure to the Index, and the Fund’s losses are expected to be capped at the strike price of the long call options or the long put options purchased. The maximum drawdown of the Fund is the difference between the strike prices of the call spread, multiplied by 200%, or the difference between the strike prices of the put spread, also multiplied by 200%. The Fund’s call options positions and its put options positions will each have approximately equal notional values of no more than 200% of the Fund’s net assets at the time they are established. More specifically:

The Notional value of an option refers to the value that the option controls. It is calculated by multiplying the price of the asset underlying the option (the Index) by the options multiplier by the number of contracts. The options multiplier is the number of shares an option contract controls. Equity options each control 100 underlying shares and therefore have a 100 options multiplier.

By way of example, assume the Fund has assets of $10 million and the Index is priced at $60. The notional value of one option contract would therefore be $6,000 (the $60 Index price x the 100 options multiplier). To determine the number of option contracts needed to have a notional value equal to approximately 100% of the Fund’s net assets, the Fund’s value is divided by the value of one contract ($10,000,000 divided by $6,000 = 1,667). Because the Fund aims to enhance yield by writing options at twice the notional amount of the Fund’s assets, the Fund would write twice (2x) the number of contracts (1,667 x 2 = 3,334). The Fund would therefore write 3,334 short put option contracts and 3,334 short call option contracts. The notional exposure would thus be approximately $20,000,000 ($60 x 100 x 3,334) from the short call options (200% of the Fund’s net assets) and $20,000,000 ($60 x 100 x 3,334) from the short put options, totaling to $40,000,000. Because these are short positions, their notional value would be -$40,000,000 (-400% of the Fund’s net assets). Additionally, the Fund would purchase 3,334 long call option contracts and 3,334 long put option contracts which (by the same math as above) would each also have a notional exposure of $20 million (200%), totaling to $40,000,000 (400%), but because these are long positions their notional value would be +$40,000,000 (+400%). The net notional exposure of the Fund’s options positions would be zero.

Possible Outcomes of Iron Condor Strategy

The Fund’s iron condor strategy is designed to mitigate downside risk through the use of its long puts and calls and establish a controlled payoff structure (net options premium income). The iron condor is crafted to provide income, mainly through option premiums, when the S&P 500 Index exhibits minimal or no volatility during the time period for which the options provide exposure (every business day). In contrast, on days when the Index experiences significant volatility, the Fund could face losses up to twice the difference (depending on the notional value of the options in the spread) between the strike prices of the call spread or the put spread (e.g., if the notional value of the options in the spread is 200%, the Fund would lose 200% of the difference between the strike prices in the spread; if the notional value of the options in the spread is 150%, the Fund would lose 150% of the difference between the strike prices in the spread). These losses may be incurred on any given day and shareholders who hold the Fund for multiple days can incur multiple days of such losses. However, any such losses will always be offset to some degree by the option premium income the Fund received from the sold options. The Fund’s call spreads and put spreads will each have a notional value of up to 200% of the Fund’s net assets at the time they are established.

The maximum gain is realized if the value of the S&P 500 Index is equal to or between the strike prices of the short options upon their expiration. The maximum loss is twice the difference between the strike prices of the call spread (or the put spread) less the net options premium income received. The maximum loss is realized if the price of the Index is above the highest strike price (the long call) or below the lowest strike price (the long put) at expiration. These long positions limit the Fund’s maximum loss to the difference between their strike prices and the strike prices of the corresponding short positions in the spread.

General Impact of Increases in Value of the S&P 500 Index

●	On days when the S&P 500 Index increases in value, but not up to the value of the strike price of the written short call options, all the options purchased or sold by the Fund will expire out-of-the-money and the Fund will benefit from the net options premium income received.

●	On days when the Index increases in value beyond the strike price of the written short call options but remains below the strike price of the Fund’s long call options, the Fund’s long call options and put options expire out-of-the-money but the Fund’s written short call options expire in-the-money and the Fund owes the purchaser of the short call options up to twice the difference between the settlement value of the Index and the strike price of the written short call options. This loss to the Fund is capped however by the long call purchased by the Fund and offset by the net options premium income received.

●	On days when the Index increases in value beyond the strike price of both the Fund’s short call and long call options, the Fund’s long and short put options expire out-of-the-money but its long and short call options are each in-the-money and the Fund will suffer its maximum loss. The Fund could face losses up to twice the difference between the strike prices of the call spread, offset by the net options premium income received. However, due to the long call purchased by the Fund, the Fund’s losses will be capped at this amount.

General Impact of Decreases in Value of the S&P 500 Index

●	On days when the S&P 500 Index decreases in value, but not down to the value of the strike price of the written short put options, all the options purchased or sold by the Fund will expire out-of-the-money and the Fund will benefit from the net options premium income received.

●	On days when the Index decreases in value beyond the strike price of the written short put options but remains above the strike price of the Fund’s long put options, the Fund’s long put options and call options expire out-of-the-money but the Fund’s written short put options expire in-the-money, and the Fund owes the purchaser of the short put options up to twice the difference between the settlement value of the Index and the strike price of the written put options. This loss to the Fund is capped however by the long put purchased by the Fund and offset by the net options premium income received.

●	On days when the Index decreases in value beyond the strike price of both the Fund’s short put and long put options, the Fund’s long and short call options expire out-of-the-money but its long and short put options are each in-the-money and the Fund will suffer its maximum loss. The Fund could face losses up to twice the difference between the strike prices of the put spread, offset by the net options premium income received. However, due to the long put purchased by the Fund, the Fund’s losses will be capped at this amount.

The following graph illustrates the gain loss characteristics of the Fund’s iron condor strategy:

Iron Condor

As in the example provided above, assume the Fund has net assets of $10 million and the value of the Index is currently at $~~60~~5,~~5~~250. The Fund:

(1)	Sells two short call options contracts at a strike of $~~65~~ 5,330 (above the price of the Index),

(2)	Sells two short put options contracts at a strike of $~~55~~ 5,~~5~~170 (below the price of the Index),

and, simultaneously,

(3)	Buys two long call options contracts at a strike of $~~70~~ 5,~~5~~380 (farther above the price of the Index), and

(4)	Buys two long put options contracts at a strike of $~~50~~ 5,~~5~~120 (farther below the price of the Index).

Profit Scenario:

If the value of the Index is between ~~55~~ $5,~~5~~170 and ~~65~~ $5,~~5~~330 upon expiration of the options (one day), the short call and the short put options expire worthless and the strategy earns its maximum gain – the premiums received from the sold options (as depicted by the horizontal portion of the yellow line in the graph).

Loss Scenarios:

If the value of the Index increases

●	to above ~~65~~ $5,~~5~~330 but below ~~70~~$5,~~5~~380, the strategy suffers a loss of up to twice the difference between the strike price of the short call option (~~65~~$5,~~5~~330) and the value of the Index (as depicted by the downward line on the right side of the graph).

●	to above ~~70~~$5,~~5~~380, the strategy suffers a loss of up to twice the difference between the strike price of the short call option (~~65~~$5,~~5~~330) and the strike price of the long call option ($5,~~5~~380~~70~~) (as depicted by the flat arrow at ~~70~~ $5,~~5~~380 on the right side of the graph). This is the strategy’s maximum loss on days the Index value increases.

If the value of the Index decreases

●	to below ~~55~~ $5,~~5~~170 but above ~~50~~$5,~~5~~120, the strategy suffers a loss of up to twice the difference between the strike price of the short put option (~~55~~$5,~~5~~170) and the value of the Index (as depicted by the downward line on the left side of the graph).

●	to below ~~50~~$5,~~5~~120, the strategy suffers a loss of up to twice the difference between the strike price of the short put option (~~55~~$5,~~5~~170) and the strike price of the long put option (~~50~~$5,~~5~~120) (as depicted by the flat arrow at ~~50~~ $5,~~5~~120 on the left side of the graph). This is the strategy’s maximum loss on days the Index value decreases.

Any losses incurred are partially offset by the net options premium income received.

Portfolio of the Fund

Principal Portfolio Holdings of the Fund
	Portfolio Holdings (All options are based on the value of the Index)	Investment Terms	Notional Value (as a % of the Fund’s net assets)	Expected Target Maturity
Call Spread	Written call options (short calls)	Out-of-the money	-200%	Typically, 1 day, but may extend to one-week expiration dates
	Purchased call options (long calls)	Farther out-of-the-money	+200%
Put Spread	Written put options (short puts)	Out-of-the money	-200%	Typically, 1 day, but may extend to one-week expiration dates
	Purchased put options (long puts)	Farther out-of-the-money	+200%
U.S Treasury Securities, Money Market Funds and Cash

Multiple series of U.S. Treasury Bills supported by the full faith and credit of the U.S. government. The Fund will generally hold US Treasuries to maturity.

These instruments are used as collateral for the Fund’s options and to generate income.

The market value of the cash, money market funds and U.S. Treasuries held by the Fund is expected to comprise at least 80% of the Fund’s net assets.

				Up to 1-year maturities at the time of purchase

The Fund will generally seek to employ its investment strategy regardless of whether there are periods of adverse market, economic, or other conditions but may, at times, take temporary defensive positions during such periods. During such conditions, the Adviser may increase or decrease the strike prices of the Fund’s options, based on its assessment of market risk. For example, if the Adviser gauges market risk to be significantly high or rising rapidly, it may sell the options at strike prices farther out-of-the-money. In addition, if during such conditions the Adviser is unable to obtain options expiring the next day, it will use options with the shortest time to expiration available, up to one-week.

The Fund will primarily utilize European style options, which are exercisable at the strike price only on the option expiration date. An option is said to be “European Style” when it can be exercised only at expiration. Exchange-traded options are standardized and are available with set or defined contract terms, such as the style (call or put), the reference asset, the strike price and expiration date. Exchange-listed options contracts are guaranteed for settlement by the Options Clearing Corporation (“OCC”).

The Fund is considered to be non-diversified, which means that it may invest more of its assets in the securities of a single issuer or a smaller number of issuers than if it were a diversified fund.

The Fund will invest, under normal circumstances, at least 80% of the value of its net assets, plus borrowings for investment purposes, in options that provide exposure to the value of the S&P 500 Index. The Fund will consider the notional value of its options positions for the purpose of assessing compliance with this 80% Policy. The Fund’s 80% Policy is non-fundamental and requires 60 days prior written notice to shareholders before it can be changed. The Fund intends to make monthly distribution payments to shareholders.

The Index

The S&P 500 Index is a float-adjusted market capitalization weighted index containing equity securities of 500 leading publicly traded companies, regarded as generally representative of the U.S. stock market. A float-adjusted market capitalization weighted index weights each index component according to its market capitalization, using the number of shares that are readily available for purchase on the open market. The S&P 500 Index is rebalanced quarterly. The value of the options held by the Fund will fluctuate based on the sector or sectors heavily referenced in the S&P 500 Index. As of June 30, 2024, the Index had significant exposure to the information technology sector. The Fund, the Trust and Themes Management Company, LLC (the “Adviser”), the Fund’s investment adviser, are not affiliated with, nor endorsed by, the S&P 500 Index. An investment in the Fund is not an investment in the Index, nor is the Fund an investment in a traditional passively managed index fund. The Fund does not invest directly in the Index or in companies that comprise the Index.

Principal Risks of Investing in the Fund

You can lose money on your investment in the Fund. The Fund is subject to the risks summarized below. Some or all of these risks may adversely affect the Fund’s net asset value per share (“NAV”), trading price, yield, total return and/or ability to meet its objectives. For more information about the risks of investing in the Fund, see the section in the Fund’s prospectus entitled “Additional Information about the Principal Risks of Investing in the Funds.” Each risk summarized below is considered a “principal risk” of investing in the Fund, regardless of the order in which it appears.

Iron Condor Strategy Risk. On days when the S&P 500 Index experiences volatility, the Fund may suffer losses. Losses may be incurred when the Index experiences gains and also when it experiences losses. These losses may be suffered on any given day and shareholders who hold the Fund for multiple days can incur multiple days of such losses. On days when the Index experiences significant gains, the Fund could face losses up to twice the difference between the strike prices of the put spread. On days when the Index experiences significant losses, the Fund could face losses up to twice the difference between the strike prices of the put spread. However, the losses the Fund experiences on days when the Index increases or decreases will always be offset to some degree by the net options premium income it receives. Because of the Fund’s strategy of coupling written and purchased puts and call options with the same expiration date and different strike prices, the maximum potential loss for the Fund for any given put or call spread on any given day is equal to the difference between the strike prices minus any net options premium income received. The Fund does not provide returns similar to the S&P 500 Index or participate in the returns of the Index. As a result, and for the reasons outlined above, the Fund may incur significant losses on days when the Index experiences significant gains.

Market Risk. Market risk is the risk that a particular security, or Shares in general, may fall in value, or fail to rise. Securities are subject to market fluctuations caused by such factors as economic, political, regulatory or market developments, changes in interest rates, and perceived trends in securities prices. Shares could decline in value or underperform other investments. In addition, local, regional, or global events such as war, acts of terrorism, spread of infectious diseases or other public health issues, recessions, or other events could have a significant negative impact on the Fund and its investments. Such events may affect certain geographic regions, countries, sectors, and industries more significantly than others. Such events could adversely affect the prices and liquidity of the Fund’s portfolio securities or other instruments and could result in disruptions in the trading markets. During any such events, Shares may trade at increased premiums or discounts to their net asset value and the bid/ask spread on Shares may widen. As a result, an investor could lose money over short or long periods of time.

Referenced Index Risk. The Fund invests in options contracts that are based on the value of the S&P 500 Index. This subjects the Fund to certain of the same risks as if it owned shares of companies that comprised the Index, even though it does not. By virtue of the Fund’s investments in options contracts that are based on the value of the Index, the Fund may also be subject to the following risks:

Equity Market Risk. Equity securities, such as those included in the S&P 500 Index, may experience sudden, unpredictable drops in value or long periods of decline in value. This may occur because of factors that affect securities markets generally or factors affecting specific industries, sectors or companies. Common stocks are susceptible to general stock market fluctuations and to volatile increases and decreases in value as market confidence in and perceptions of their issuers change. The Fund’s NAV and market price may fluctuate significantly in response to these and other factors.

Information Technology Sector Risk. To the extent companies in particular sectors of the economy are more heavily represented in the S&P 500 Index (as of March 31, 2024, the information technology sector), the value of the options held by the Fund will be especially sensitive to developments that significantly affect those sectors. As the market or economic factors impacting information technology companies and companies that rely heavily on technological advances could have a significant effect on the value of the Fund’s investments. The value of stocks of information technology companies and companies that rely heavily on technology is particularly vulnerable to rapid changes in technology product cycles, rapid product obsolescence, government regulation and competition, both domestically and internationally, including competition from foreign competitors with lower production costs. Stocks of information technology companies and companies that rely heavily on technology, especially those of smaller, less-seasoned companies, tend to be more volatile than the overall market. Information technology companies are heavily dependent on patent and intellectual property rights, the loss or impairment of which may adversely affect profitability.

Large-Capitalization Investing Risk. Large capitalization companies typically have significant financial resources, extensive product lines and broad markets for their goods and/or services. However, they may be less able to adapt to changing market conditions or to respond quickly to competitive challenges or to changes in business, product, financial, or market conditions and may not be able to maintain growth at rates that may be achieved by well-managed smaller and mid-size companies, which may affect the companies’ returns.

Indirect Investment Risk. The S&P 500 Index is not affiliated with the Trust, the Fund, the Adviser, or their respective affiliates and is not involved with this offering in any way. Investors in the Fund will not have the right to receive dividends or other distributions or any other rights with respect to the companies that comprise the Index but will be subject to declines in the performance of the Index.

Index Trading Risk. The trading price of the S&P 500 Index may be highly volatile and could continue to be subject to wide fluctuations in response to various factors. The stock market in general has at times experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of companies.

Derivatives Risk. Derivatives are financial instruments that derive value from the underlying reference asset or assets, such as stocks, bonds, or funds (including ETFs), interest rates or indexes. The Fund’s investments in derivatives may pose risks in addition to, and greater than, those associated with directly investing in securities or other ordinary investments, including risk related to the market, imperfect correlation with underlying investments, higher price volatility, lack of availability, counterparty risk, liquidity, valuation and legal restrictions. The use of derivatives is a highly specialized activity that involves investment techniques and risks different from those associated with ordinary portfolio securities transactions. The use of derivatives may result in larger losses or smaller gains than directly investing in securities. When the Fund uses derivatives, there may be an imperfect correlation between the value of the S&P 500 Index and the derivative, which may prevent the Fund from achieving its investment objective. Because derivatives often require only a limited initial investment, the use of derivatives may expose the Fund to losses in excess of those amounts initially invested. In addition, the Fund’s investments in derivatives are subject to the following risks:

Options Contracts. The use of options contracts involves investment strategies and risks different from those associated with ordinary portfolio securities transactions. The prices of options are volatile and are influenced by, among other things, actual and anticipated changes in the value of the underlying instrument, including the anticipated volatility, which are affected by fiscal and monetary policies and by national and international political, changes in the actual or implied volatility or the reference asset, the time remaining until the expiration of the option contract and economic events. For the Fund in particular, the value of the options contracts in which it invests are substantially influenced by the value of the S&P 500 Index. The Fund may experience substantial downside from specific option positions and certain option positions held by the Fund may expire worthless. There may at times be an imperfect correlation between the movement in values of options contracts and the underlying instrument, and there may at times not be a liquid secondary market for certain options contracts.

Written Options Risk. While the Fund will collect premiums on the options it writes, the Fund’s risk of loss if one or more of its written options is exercised and expires in-the-money may substantially outweigh the gains to the Fund from the receipt of such option premiums. When selling a put option, the premium received by the Fund may not be enough to offset a loss incurred by the Fund if the price of the Index at expiration is below the strike price by an amount equal to or greater than the premium. When selling a call option, the premium received by the Fund may not be enough to offset a loss incurred by the Fund if the price of the Index at expiration is above the strike price by an amount equal to or greater than the premium. Call and put spread writing exposes the Fund to losses up to the amount between strike prices of the purchased option and the written option.

Purchased Options Risk. If a call or put option is not sold when it has remaining value and if the market price of the underlying asset, in the case of a call option, remains less than or equal to the exercise price, or, in the case of a put option, remains equal to or greater than the exercise price, the buyer will lose its entire investment in the call or put option. There is no assurance that a liquid market will exist when the buyer seeks to close out any option position.

Risk of Options with One Day to Expiration. The Fund’s use of options with one day to expiration (“daily options”) presents additional risks. Losses may be incurred on any given day and shareholders who hold the Fund for multiple days can incur multiple days of such losses. Due to the short time until their expiration, daily options are more sensitive to sudden price movements and market volatility and could incur losses more rapidly than options with more time until expiration. Because of this, the timing of trades utilizing daily options becomes more critical. Although the Fund intends to purchase its options at the end of each day, any delay in the execution of these trades can significantly impact the outcome of the trade. Such options may also suffer from low liquidity, making it more difficult for the Fund to enter into its positions each day at desired prices. The bid-ask spreads on daily options can be wider than with traditional options, increasing the Fund’s transaction costs and negatively affecting its returns. Additionally, the proliferation of options with one day to expiration is relatively new and may therefore be subject to rule changes and operational frictions. To the extent that the OCC enacts new rules relating to options with one day to expiration that make it impracticable or impossible for the Fund to utilize daily options to effectuate its investment strategy, it may instead utilize options with the shortest remaining maturity available.

Leverage Risk. While the Fund does not seek leveraged exposure to the performance of the S&P 500 Index, the Fund seeks to achieve and maintain exposure to the value of the Index by using the leverage inherent in options contracts. Therefore, the Fund is subject to leverage risk. When the Fund ~~purchases or~~ sells ~~an instrument and~~options spreads or enters into a transaction without investing an amount equal to the full economic exposure of the ~~instrument~~ options spread or transaction, it creates a form of investment leverage, which can result in the Fund losing more than the income generated from writing options spreads~~it originally invested~~. As a result, these investments may magnify losses to the Fund, and even a small market movement may result in immediate and substantial ~~significant~~ losses to the Fund. Leverage may also cause the Fund to be more volatile because it may exaggerate the effect of any increase or decrease in the value of the Fund’s portfolio securities. The Fund will incur leverage by ~~E~~employing the Fund’s iron condor strategy using options spreads, each with ~~200% of the~~a targeted notional value of up to 200% of the Fund’s net assets, ~~(as the Fund does)~~which will (if the notional value is 200%) double~~s~~ the potential amount of loss or gain to the Fund relative to employing the strategy using options spreads with, as an example, 100% of the notional value of the Fund’s net assets, and will increase the volatility of the Fund’s returns. ~~Options trading involves a degree of leverage and as a result, a relatively small price movement may result in immediate and substantial losses to the Fund.~~

Clearing Member Default Risk. Transactions in some types of derivatives, including the options sold by the Fund, are required to be centrally cleared (“cleared derivatives”). In a transaction involving cleared derivatives, the Fund’s counterparty is a clearing house rather than a bank or broker. Since the Fund is not a member of clearing houses and only members of a clearing house (“clearing members”) can participate directly in the clearing house, the Fund will hold cleared derivatives through accounts at clearing members. In cleared derivatives positions, the Fund will make payments (including margin payments) to and receive payments from a clearing house through their accounts at clearing members. Customer funds held at a clearing organization in connection with any options contracts are held in a commingled omnibus account and are not identified to the name of the clearing member’s individual customers. As a result, assets deposited by the Fund with any clearing member as margin for options may, in certain circumstances, be used to satisfy losses of other clients of the Fund’s clearing member. In addition, although clearing members guarantee performance of their clients’ obligations to the clearing house, there is a risk that the assets of the Fund might not be fully protected in the event of the clearing member’s bankruptcy, as the Fund would be limited to recovering only a pro rata share of all available funds segregated on behalf of the clearing member’s customers for the relevant account class. The Fund is also subject to the risk that a limited number of clearing members are willing to transact on the Fund’s behalf, which heightens the risks associated with a clearing member’s default. This risk is greater for the Fund as it seeks to hold options contracts on a single security, and not a broader range of options contracts, which may limit the number of clearing members that are willing to transact on the Fund’s behalf. If a clearing member defaults the Fund could lose some or all of the benefits of a transaction entered into by the Fund with the clearing member. If the Fund cannot find a clearing member to transact with on the Fund’s behalf, the Fund may be unable to effectively implement its investment strategy.

Distribution Risk. The Fund seeks to provide current monthly income. There is no assurance that the Fund will make a distribution in any given month. If the Fund does make distributions, the amounts of such distributions will likely vary greatly from one distribution to the next. When the Fund makes a distribution, the Fund’s NAV will typically drop by the amount of the distribution on the related ex-dividend date. The repeated payment of distributions by the Fund, if any, may significantly erode the Fund’s NAV and trading price over time. As a result, an investor may suffer significant losses to their investment.

Transaction Cost Risk. The Fund will pay transaction costs, such as commissions or mark-ups in the bid/offer spread on an option position, when it writes options. Because the Fund “turns over” its option positions every week (or more frequently) in this fashion, it will incur high levels of transaction costs. While the turnover of the option positions sold by the Fund is not deemed “portfolio turnover” for accounting purposes, the economic impact to the Fund is similar to what could occur if the Fund experienced high portfolio turnover (e.g., in excess of 100% per year). The Fund’s high levels of transaction costs may result in higher taxes when Shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the example thereunder, may affect the Fund’s performance.

Active Management Risk. The Fund is actively-managed and may not meet its investment objective based on the success or failure of the Adviser or the Fund’s portfolio managers to implement investment strategies for the Fund. The success of the Fund’s investment program depends largely on the investment techniques applied by the Adviser and portfolio managers and the skill of the Adviser and/or portfolio manager in evaluating the value and risks associated with the Fund’s ~~short strangle~~iron condor strategy, including their ability to assess the volatility of the S&P 500 Index and establishing the strike prices of the options sold by the Fund. It is possible the investment techniques employed on behalf of the Fund will not produce the desired results.

Inflation Risk. Inflation risk is the risk that the value of assets or income from investments will be less in the future as inflation decreases the value of money. As inflation increases, the present value of the Fund’s assets and distributions may decline.

Interest Rate Risk. Interest rate risk is the risk that the value of the Fund’s investments will decline because of rising market interest rates. Interest rate risk is generally lower for shorter term options and debt securities and higher for longer-term options and debt securities. The Fund may be subject to a greater risk of rising interest rates than would normally be the case due to the current period of historically low rates and the effect of potential government fiscal policy initiatives and resulting market reaction to those initiatives. When interest rates increase, call options generally benefit while put option prices are impacted negatively.

Special Tax Risk. The Fund intends to qualify as a “regulated investment company” (“RIC”); however, the federal income tax treatment of certain aspects of the proposed operations of the Fund are not entirely clear. The Fund’s pursuit of its investment strategies will potentially be limited by the Fund’s intention to qualify for such treatment and could adversely affect the Fund’s ability to so qualify. If, in any year, the Fund were to fail to qualify for the special tax treatment accorded a RIC and its shareholders, and was ineligible to or did not cure such failure, the Fund would be taxed in the same manner as an ordinary corporation subject to U.S. federal income tax on all its income at the fund level. The resulting taxes could substantially reduce the Fund’s net assets and the amount of income available for distribution. The Fund’s investment strategy may limit its ability to distribute dividends eligible for treatment as qualified dividend income, which for non-corporate shareholders are subject to federal income tax at rates of up to 20%. The Fund’s investment strategy may also limit its ability to distribute dividends eligible for the dividends-received deduction for corporate shareholders. For these reasons, a significant portion of distributions received by Fund shareholders may be subject to tax at effective tax rates that are higher than the rates that would apply if the Fund were to engage in a different investment strategy. You should consult your tax advisor as to the tax consequences of acquiring, owning and disposing of Shares. Investors should consult their tax advisor as to the tax consequences of acquiring, owning and disposing of Shares.

Tax Efficiency Risk. Unlike most exchange-traded funds, the Fund currently intends to effect redemptions primarily for cash, rather than primarily in-kind redemptions. As such, investments in Shares may be less tax-efficient than investments in conventional exchange-traded funds. Exchange-traded funds generally are able to make in-kind redemptions and avoid being taxed on gain on the distributed portfolio securities at the fund level. Because the Fund currently intends to effect redemptions primarily for cash, rather than in-kind distributions, it may be required to sell portfolio securities in order to obtain the cash needed to distribute redemption proceeds. If the Fund recognizes gain on these sales, this generally will cause the Fund to recognize gain it might not otherwise have recognized, or to recognize such gain sooner than would otherwise be required if it were able to distribute portfolio securities in-kind. The Fund generally intends to distribute these gains to shareholders to avoid being taxed on this gain at the Fund level and otherwise comply with the special tax rules that apply to it. This strategy may cause shareholders to be subject to tax on gains they would not otherwise be subject to, or at an earlier date than, if they had made an investment in a different exchange-traded fund. In addition, as a result of the Fund selling options daily, it is expected that any distributions by the Fund will be taxable as ordinary income.

ETF Risks. The Fund is an ETF and, as a result of an ETF’s structure, is exposed to the following risks:

Authorized Participants (“APs”), Market Makers, and Liquidity Providers Concentration Risk. The Fund has a limited number of financial institutions that may act as APs. In addition, there may be a limited number of market makers and/or liquidity providers in the marketplace. To the extent either of the following events occur, shares of the Fund may trade at a material discount to NAV and possibly face delisting: (i) APs exit the business or otherwise become unable to process creation and/or redemption orders and no other APs step forward to perform these services, or (ii) market makers and/or liquidity providers exit the business or significantly reduce their business activities and no other entities step forward to perform their functions.

Costs of Buying or Selling Shares of the Fund. Due to the costs of buying or selling shares of the Fund, including brokerage commissions imposed by brokers and bid/ask spreads, frequent trading of shares of the Fund may significantly reduce investment results and an investment in shares of the Fund may not be advisable for investors who anticipate regularly making small investments.

Shares of the Fund May Trade at Prices Other Than NAV. As with all ETFs, shares of the Fund may be bought and sold in the secondary market at market prices. The price of shares of the Fund, like the price of all traded securities, will be subject to factors such as supply and demand, as well as the current value of the Fund’s portfolio holdings. Although it is expected that the market price of the shares of the Fund will approximate the Fund’s NAV, there may be times when the market price of the shares is more than the NAV intra-day (premium) or less than the NAV intra-day (discount). This risk is heightened in times of market volatility, periods of steep market declines, and periods when there is limited trading activity for shares in the secondary market, in which case such premiums or discounts may be significant.

Trading. Although shares of the Fund are listed for trading on a national securities exchange, the __________ Exchange (the “Exchange”), and may be traded on U.S. exchanges other than the Exchange, there can be no assurance that shares of the Fund will trade with any volume, or at all, on any stock exchange or that the requirements of the Exchange or any exchange necessary to maintain the listing of the Fund will continue to be met or will remain unchanged. An exchange or market may close early, close late or issue trading halts on specific securities or financial instruments. As a result, the ability to trade certain securities or financial instruments may be restricted, which may disrupt the Fund’s creation and redemption process, potentially affect the price at which the Fund’s shares trade in the secondary market, and/or result in the Fund being unable to trade certain securities or financial instruments at all. In these circumstances, the Fund may be unable to execute its options strategy, may be unable to accurately price its investments and/or may incur substantial trading losses. This risk may be greater for the Fund as it seeks to have exposure to a single index as opposed to a more diverse portfolio like a traditional pooled investment. If trading in the Fund’s shares are halted, investors may be temporarily unable to trade shares of the Fund. In stressed market conditions, the liquidity of shares of the Fund may begin to mirror the liquidity of the Fund’s underlying portfolio holdings, which can be significantly less liquid than shares of the Fund, and this could lead to differences between the market price of the shares of the Fund and the underlying value of those shares. In the event of an unscheduled market close for options contracts that reference a single stock, such as the Index’s securities being halted or a market wide closure, settlement prices will be determined by the procedures of the listing exchange of the options contracts. As a result, the Fund could be adversely affected and be unable to implement its investment strategies in the event of an unscheduled closing.

Cybersecurity Risk. Failures or breaches of the electronic systems of the Fund and/or the Fund’s service providers, including the Adviser, market makers, Authorized Participants or the issuers of securities in which the Fund invests, have the ability to cause disruptions, negatively impact the Fund’s business operations and/or potentially result in financial losses to the Fund and its shareholders. While the Fund has established business continuity plans and risk management systems seeking to address system breaches or failures, there are inherent limitations in such plans and systems. Furthermore, the Fund cannot control the cybersecurity plans and systems of the Adviser, other service providers, market makers, Authorized Participants or issuers of securities in which the Fund invests.

Liquidity Risk. The Fund’s investments are subject to liquidity risk, which exists when an investment is or becomes difficult or impossible to purchase or sell at an advantageous time and price. If a transaction is particularly large or if the relevant market is or becomes illiquid, it may not be possible to initiate a transaction or liquidate a position, which may cause the Fund to suffer significant losses and difficulties in meeting redemptions. Liquidity risk may be the result of, among other things, market turmoil, the reduced number and capacity of traditional market participants, or the lack of an active trading market. Markets for securities or financial instruments could be disrupted by a number of events, including, but not limited to, an economic crisis, natural disasters, new legislation or regulatory changes inside or outside the U.S. Liquid investments may become less liquid after being purchased by the Fund, particularly during periods of market stress. In addition, if a number of securities held by the Fund stop trading, it may have a cascading effect and cause the Fund to halt trading. Volatility in market prices will increase the risk of the Fund being subject to a trading halt. Illiquid securities may be difficult to value, especially in changing or volatile markets. If the Fund is forced to sell an illiquid security at an unfavorable time or price, the Fund may be adversely impacted. There is no assurance that a security that is deemed liquid when purchased will continue to be liquid.

New Adviser Risk. Although the Adviser’s principals and the Fund’s portfolio managers have experience managing investments in the past, the Adviser is a newly-formed entity and has little experience managing investments for an ETF, which may limit the Adviser’s effectiveness.

New Fund Risk. The Fund is new with no operating history. As a result, there can be no assurance that the Fund will grow to or maintain an economically viable size, as a result of which it could ultimately liquidate. The Fund’s distributor does not maintain a secondary market in Fund shares.

Non-Diversification Risk. The Fund is considered to be non-diversified, which means that it may invest more of its assets in the securities of a single issuer or a smaller number of issuers than if it were a diversified fund. As a result, the Fund may be more exposed to the risks associated with and developments affecting an individual issuer or a smaller number of issuers than a fund that invests more widely. This may increase the Fund’s volatility and cause the performance of a relatively smaller number of issuers to have a greater impact on the Fund’s performance.

Operational Risk. The Fund is exposed to operational risks arising from a number of factors, including, but not limited to, human error, processing and communication errors, errors of the Fund’s service providers, counterparties or other third parties, failed or inadequate processes and technology or systems failures. The Fund and the Adviser seek to reduce these operational risks through controls and procedures. However, these measures do not address every possible risk and may be inadequate to address significant operational risks.

Valuation Risk. Independent market quotations for certain investments held by the Fund may not be readily available, and such investments may be fair valued or valued by a pricing service at an evaluated price. These valuations involve subjectivity and different market participants may assign different prices to the same investment. As a result, there is a risk that the Fund may not be able to sell an investment at the price assigned to the investment by the Fund. In addition, the securities in which the Fund invests may trade on days that the Fund does not price its shares; as a result, the value of Fund shares may change on days when investors cannot purchase or sell their Fund holdings.

Money Market Instruments Risk. The value of money market instruments may be affected by changing interest rates and by changes in the credit ratings of the investments. An investment in a money market fund is not insured or guaranteed by the FDIC or any other government agency. It is possible to lose money by investing in a money market fund.

U.S. Government Securities Risk. U.S. government securities are subject to interest rate risk but generally do not involve the credit risks associated with investments in other types of debt securities. As a result, the yields available from U.S. government securities are generally lower than the yields available from other debt securities. U.S. government securities are guaranteed only as to the timely payment of interest and the payment of principal when held to maturity.

Fund Performance

Performance information for the Fund is not included because the Fund did not commence operations prior to the date of this Prospectus. In the future, performance for the Fund will be presented in this section. When provided, the information will provide some indication of the risks of investing in the Fund by showing changes in the Fund’s performance from year to year and how the Fund’s average annual returns compare with a broad measure of market performance. The Fund’s past performance (before and after taxes) is not necessarily an indication of how the Fund will perform in the future. Updated performance information will be available on the Fund’s website at www.ThemesETFs.com or by calling the Fund toll-free at 1-866-5Themes (1-866-584-3637).

Management

Investment Adviser

Themes Management Company, LLC (the “Adviser”) serves as investment adviser to the Fund.

Portfolio Managers

Calvin Tsang, CFA, Head of Product Management & Development of the Adviser, Dingxun (Kevin) Shao, Vice President, Product Management & Development of the Adviser, and Paul Bartkowiak, Associate Vice President, Portfolio Management of the Adviser, are jointly and primarily responsible for the day-to-day management of the Fund and have served as portfolio managers since the Fund’s inception.

Buying and Selling Fund Shares

The Fund is an ETF. This means that individual Shares of the Fund may only be purchased and sold in the secondary market through brokers at market prices, rather than NAV. Because Shares trade at market prices rather than NAV, Shares may trade at a price greater than NAV (premium) or less than NAV (discount).

The Fund generally issues and redeems shares at NAV only in large blocks of shares known as “Creation Units,” which only institutions or large investors may purchase or redeem. The Fund generally issues and redeems Creation Units in cash.

Investors may incur costs attributable to the difference between the highest price a buyer is willing to pay to purchase Shares (bid) and the lowest price a seller is willing to accept for Shares (ask) when buying or selling Shares in the secondary market (the “bid-ask spread”). Recent information about the Fund, including its net asset value, market price, premiums and discounts, and bid-ask spreads is available on the Fund’s website at www.ThemesETFs.com.

Tax Information

Fund distributions are generally taxable as ordinary income, qualified dividend income, or capital gains (or a combination), unless your investment is in an IRA or other tax-advantaged retirement account. Distributions may be taxable upon withdrawal from tax-deferred accounts.

Payments to Broker-Dealers and Other Financial Intermediaries

If you purchase the Fund through a broker or other financial intermediary (such as a bank), the Adviser and its related companies may pay the intermediary for activities related to the marketing and promotion of the Fund. These payments may create a conflict of interest by influencing the broker-dealer or other intermediary and your sales person to recommend the Fund over another investment. Ask your sales person or visit your financial intermediary’s website for more information.

Themes S&P 500 Ultra Enhanced Iron Condor Income ETF

Investment Objective

The Themes S&P 500 Ultra Enhanced Iron Condor Income ETF (the “Fund”) is an exchange traded fund (“ETF”) that seeks current income.

Fees and Expenses of the Fund

The following table describes the fees and expenses you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.49%
Distribution and/or Service (12b-1) Fees	None
Other Expenses*	0.00%
Total Annual Fund Operating Expenses	0.49%

*	Estimated for the current fiscal year

Example

The following example is intended to help retail investors compare the cost of investing in the Fund with the cost of investing in other funds. It illustrates the hypothetical expenses that such investors would incur over various periods if they were to invest $10,000 in the Fund for the time periods indicated and then redeem all of the Shares at the end of those periods. This example assumes that the Fund provides a return of 5% a year and that operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

1 Year	3 Years
$50	$157

Portfolio Turnover

The Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund Shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the example, affect the Fund’s performance. Because the Fund is newly organized, portfolio turnover information is not yet available.

Principal Investment Strategies of the Fund

The Fund is an actively managed ETF that seeks current income by employing an options strategy known as the “iron condor” on the S&P 500® Index (the “S&P 500 Index” or the “Index”). More precisely, the Fund aims to generate income from its options investments when the Index experiences little or no volatility during the time period for which the options provide exposure (typically, every business day). On days when the Index experiences volatility (positive or negative), the Fund has the potential to incur losses (on any given day). This strategy involves selling (or “writing”) out-of-the-money call and put options on the Index, each with approximately equal notional values not exceeding 300% of the Fund’s net assets at the time of sale, while simultaneously buying call and put options on the Index with strike prices even farther out-of-the-money, also each with approximately equal notional values not exceeding 300% of the Fund’s net assets at the time of sale, all with the same expiration date (the next day).

Iron Condor Strategy

To implement this strategy, every business day the Fund will:

(1)	write call options on the S&P 500 Index each at a strike price (the price at which the option can be exercised) above the current value of the Index (a “short call”), and

(2)	write put options on the S&P 500 Index each at a strike price below the current value of the Index (a “short put”);

and, simultaneously:

(3)	buy call options on the S&P 500 Index each at a strike price farther above the current value of the Index than the short call sold (a “long call”), and

(4)	buy put options on the S&P 500 Index each at a strike price farther below the current value of the Index than the short put sold (a “long put”).

The combination of these options positions creates what is known as an “iron condor.” Each of these options will typically have one day to expiration and will be considered “out-of-the-money” (i.e., the price of the S&P 500 is below the strike price for calls and above the strike price for puts) when bought or sold by the Fund. The put and call options will be bought and sold in tandem and reestablished daily. Specifically, a corresponding short put option will be sold for every short call option sold and a corresponding long put option will be bought for every long call option bought. The strike price of each short option will be as close to equidistant as possible from the value of the Index when written (the short call strike will be higher and the short put strike will be lower), and the strike prices of each long option will be as close to equidistant as possible from the value of the Index when purchased (the long call will be higher and the long put will be lower).

The Fund will trade exchange-traded options contracts that utilize the S&P 500 Index as the reference asset. In general, an option is a contract that gives the purchaser (holder) of the option, in return for cash (a “premium”), the right to buy from (call) or sell to (put) the seller (writer) of the option the security underlying the option at a specified exercise price. For cash-settled options such as those used by the Fund, the writer of the option has the obligation upon exercise to deliver to the purchaser the cash difference between the value of the reference asset (the Index) at expiration and the strike price of the option.

The Fund seeks to make monthly distributions through a steady income generated by regularly selling the options detailed above, commonly referred to as “call spreads” and “put spreads.” The “call spread” is the difference between the strike prices of the Fund’s short call and the long call and the “put spread” is the difference between the Fund’s short put and the long put. The Fund will enter into the same number of option contracts for the long and short legs of each spread with the same expiration dates and same notional value; however, the positions will have different strike prices. The options in the call spread will be approximately equidistant to the value of the Index as the corresponding options in the put spread. The Fund aims to provide an “enhanced” yield compared to other option-based strategies by frequently selling short-term options, typically with a one-day duration, at three times the notional amount of the Fund’s assets. This method may result in higher income than an approach of selling longer-term options over the same period at their notional amount. As the seller of the short call and short put options, the Fund receives a premium from the purchaser and, as the buyer of the long call and long put options, the Fund pays a premium to the seller. Because the long options purchased are farther out-of-the-money than the short options sold, their premiums are lower than the written options, so there is a net credit to the Fund when placing the trade. The difference between the premium income the Fund receives and the premiums paid by the Fund is the “net options premium income.”

The Fund does not provide returns similar to the S&P 500 Index or participate in the returns of the Index and the Fund’s performance will differ from that of the Index’s performance. The performance differences will depend on, among other things, the value of the Index, changes in the value of Index put and call options contracts the Fund has bought and sold, and changes in the value of the U.S. Treasury securities and money market funds the Fund invests its cash in. The income generated by the Fund, mostly in the form of options premiums received from its option sales, will be primarily influenced by the volatility of the Index’s value, although other factors, including interest rates, may also impact the level of income. When interest rates increase, call option premiums are generally higher while put option premiums are generally lower. A decrease in interest rates generally has the opposite effect on premiums.

While the Fund does not seek leveraged exposure to the performance of the Index, the Fund seeks to achieve and maintain exposure to the value of the Index by using the leverage inherent in options contracts. When the Fund sells a put and call spread (“options spreads”) or enters into a transaction without investing an amount equal to the full economic exposure of the options spread or transaction, it creates a form of investment leverage, which can result in the Fund losing more than the income generated from writing options spreads. The Fund intends to sell options spreads, each with a targeted notional value of up to 300% of the Fund’s net assets. However, the net options exposure in the Fund will not exceed 200% of the Fund’s net assets. Such investment leverage increases the volatility of the Fund and may result in losses greater than if the Fund had not been leveraged. The Fund’s strategy is designed to have approximately a daily, ~~unleveraged,~~ limited downside exposure to the Index, and the Fund’s losses are expected to be capped at the strike price of the long call options or the long put options purchased. The maximum drawdown of the Fund is the difference between the strike prices of the call spread, multiplied by 300%, or the difference between the strike prices of the put spread, also multiplied by 300%. The Fund’s call options positions and its put options positions will each have approximately equal notional values of no more than 300% of the Fund’s net assets at the time they are established. More specifically:

The Notional value of an option refers to the value that the option controls. It is calculated by multiplying the price of the asset underlying the option (the Index) by the options multiplier by the number of contracts. The options multiplier is the number of shares an option contract controls. Equity options each control 100 underlying shares and therefore have a 100 options multiplier.

By way of example, assume the Fund has assets of $10 million and the Index is priced at $60. The notional value of one option contract would therefore be $6,000 (the $60 Index price x the 100 options multiplier). To determine the number of option contracts needed to have a notional value equal to approximately 100% of the Fund’s net assets, the Fund’s value is divided by the value of one contract ($10,000,000 divided by $6,000 = 1,667). Because the Fund aims to enhance yield by writing options at three times the notional amount of the Fund’s assets, the Fund would write three times (3x) the number of contracts (1,667 x 3 = 5,001). The Fund would therefore write 5,001 short put option contracts and 5,001 short call option contracts. The notional exposure would thus be approximately $30,000,000 ($60 x 100 x 5,001) from the short call options (300% of the Fund’s net assets) and $30,000,000 ($60 x 100 x 5,001) from the short put options totaling to $60,000,000. Because these are short positions, their notional value would be -$60,000,000 (-600% of the Fund’s net assets). Additionally, the Fund would purchase 5,001 long call option contracts and 5,001 long put option contracts which (by the same math as above) would each also have a notional exposure of $30 million (300%), totaling to $60,000,000 (600%), but because these are long positions their notional value would be +$60,000,000 (+600%). The net notional exposure of the Fund’s options positions would be zero.

Possible Outcomes of Iron Condor Strategy

The Fund’s iron condor strategy is designed to mitigate downside risk through the use of its long puts and calls and establish a controlled payoff structure (net options premium income). The iron condor is crafted to provide income, mainly through option premiums, when the S&P 500 Index exhibits minimal or no volatility during the time period for which the options provide exposure (every business day). In contrast, on days when the Index experiences significant volatility, the Fund could face losses up to three times the difference (depending on the notional value of the options in the spread) between the strike prices of the call spread or the put spread(e.g., if the notional value of the options in the spread is 300%, the Fund would lose 300% of the difference between the strike prices in the spread; if the notional value of the options in the spread is 150%, the Fund would lose 150% of the difference between the strike prices in the spread). These losses may be incurred on any given day and shareholders who hold the Fund for multiple days can incur multiple days of such losses. However, any such losses will always be offset to some degree by the option premium income the Fund received from the sold options. The Fund’s call spreads and put spreads will each have a notional value of up to 300% of the Fund’s net assets at the time they are established.

The maximum gain is realized if the value of the S&P 500 Index is equal to or between the strike prices of the short options upon their expiration. The maximum loss is three times the difference between the strike prices of the call spread (or the put spread) less the net options premium income received. The maximum loss is realized if the price of the Index is above the highest strike price (the long call) or below the lowest strike price (the long put) at expiration.

These long positions limit the Fund’s maximum loss to the difference between their strike prices and the strike prices of the corresponding short positions in the spread.

General Impact of Increases in Value of the S&P 500 Index

●	On days when the S&P 500 Index increases in value, but not up to the value of the strike price of the written short call options, all the options purchased or sold by the Fund will expire out-of-the-money and the Fund will benefit from the net options premium income received.

●	On days when the Index increases in value beyond the strike price of the written short call options but remains below the strike price of the Fund’s long call options, the Fund’s long call options and put options expire out-of-the-money but the Fund’s written short call options expire in-the-money and the Fund owes the purchaser of the short call options up to three times the difference between the settlement value of the Index and the strike price of the written short call options. This loss to the Fund is capped however by the long call purchased by the Fund and offset by the net options premium income received.

●	On days when the Index increases in value beyond the strike price of both the Fund’s short call and long call options, the Fund’s long and short put options expire out-of-the-money but its long and short call options are each in-the-money and the Fund will suffer its maximum loss. The Fund could face losses up to three times the difference between the strike prices of the call spread, offset by the net options premium income received. However, due to the long call purchased by the Fund, the Fund’s losses will be capped at this amount.

General Impact of Decreases in Value of the S&P 500 Index

●	On days when the S&P 500 Index decreases in value, but not down to the value of the strike price of the written short put options, all the options purchased or sold by the Fund will expire out-of-the-money and the Fund will benefit from the net options premium income received.

●	On days when the Index decreases in value beyond the strike price of the written short put options but remains above the strike price of the Fund’s long put options, the Fund’s long put options and call options expire out-of-the-money but the Fund’s written short put options expire in-the-money, and the Fund owes the purchaser of the short put options up to three times the difference between the settlement value of the Index and the strike price of the written put options. This loss to the Fund is capped however by the long put purchased by the Fund and offset by the net options premium income received.

●	On days when the Index decreases in value beyond the strike price of both the Fund’s short put and long put options, the Fund’s long and short call options expire out-of-the-money but its long and short put options are each in-the-money and the Fund will suffer its maximum loss. The Fund could face losses up to three times the difference between the strike prices of the put spread, offset by the net options premium income received. However, due to the long put purchased by the Fund, the Fund’s losses will be capped at this amount.

The following graph illustrates the gain loss characteristics of the Fund’s iron condor strategy:

Iron Condor

As in the example provided above, assume the Fund has net assets of $10 million and the value of the Index is currently at $~~60~~5,250. The Fund:

(1)	Sells three short call options contracts at a strike of $~~65~~ 5,330 (above the price of the Index),

(2)	Sells three short put options contracts at a strike of $~~55~~ 5,170 (below the price of the Index),

and, simultaneously,

(3)	Buys three long call options contracts at a strike of $5,380~~70~~ (farther above the price of the Index), and

(4)	Buys three long put options contracts at a strike of $~~50~~ 5,120 (farther below the price of the Index).

Profit Scenario:

If the value of the Index is between ~~55~~ $5,~~5~~170 and ~~65~~ $5,~~5~~330 upon expiration of the options (one day), the short call and the short put options expire worthless and the strategy earns its maximum gain – the premiums received from the sold options (as depicted by the horizontal portion of the yellow line in the graph).

Loss Scenarios:

If the value of the Index increases

●	to above ~~65~~ $5,~~5~~330 but below ~~70~~$5,~~5~~380, the strategy suffers a loss of up to three times the difference between the strike price of the short call option (~~65~~$5,~~5~~330) and the value of the Index (as depicted by the downward line on the right side of the graph).

●	to above ~~70~~$5,~~5~~380, the strategy suffers a loss of up to three times the difference between the strike price of the short call option (~~65~~$5,~~5~~330) and the strike price of the long call option (~~70~~$5,~~5~~380) (as depicted by the flat arrow at ~~70~~ $5,~~5~~380 on the right side of the graph). This is the strategy’s maximum loss on days the Index value increases.

If the value of the Index decreases

●	to below ~~55~~$5, ~~5~~170 but above ~~50~~$5,~~5~~120, the strategy suffers a loss of up to three times the difference between the strike price of the short put option (~~55~~$5,~~5~~170) and the value of the Index (as depicted by the downward line on the left side of the graph).

●	to below ~~50~~$5,~~5~~120, the strategy suffers a loss of up to three times the difference between the strike price of the short put option (~~55~~$5,~~5~~170) and the strike price of the long put option (~~50~~$5,~~5~~120) (as depicted by the flat arrow at ~~50~~ $5,~~5~~120 on the left side of the graph). This is the strategy’s maximum loss on days the Index value decreases.

Any losses incurred are partially offset by the net options premium income received.

Portfolio of the Fund

Principal Portfolio Holdings of the Fund
	Portfolio Holdings (All options are based on the value of the Index)	Investment Terms	Notional Value (as a % of the Fund’s net assets)	Expected Target Maturity
Call Spread	Written call options (short calls)	Out-of-the money	-300%	Typically, 1 day, but may extend to one-week expiration dates
	Purchased call options (long calls)	Farther out-of-the-money	+300%
Put Spread	Written put options (short puts)	Out-of-the money	-300%	Typically, 1 day, but may extend to one-week expiration dates
	Purchased put options (long puts)	Farther out-of-the-money	+300%
U.S Treasury Securities, Money Market Funds and Cash

Multiple series of U.S. Treasury Bills supported by the full faith and credit of the U.S. government. The Fund will generally hold US Treasuries to maturity.

These instruments are used as collateral for the Fund’s options and to generate income.

The market value of the cash, money market funds and U.S. Treasuries held by the Fund is expected to comprise at least 80% of the Fund’s net assets.

				Up to 1-year maturities at the time of purchase

The Fund will generally seek to employ its investment strategy regardless of whether there are periods of adverse market, economic, or other conditions but may, at times, take temporary defensive positions during such periods. During such conditions, the Adviser may increase or decrease the strike prices of the Fund’s options, based on its assessment of market risk. For example, if the Adviser gauges market risk to be significantly high or rising rapidly, it may sell the options at strike prices farther out-of-the-money. In addition, if during such conditions the Adviser is unable to obtain options expiring the next day, it will use options with the shortest time to expiration available, up to one-week.

The Fund will primarily utilize European style options, which are exercisable at the strike price only on the option expiration date. An option is said to be “European Style” when it can be exercised only at expiration. Exchange-traded options are standardized and are available with set or defined contract terms, such as the style (call or put), the reference asset, the strike price and expiration date. Exchange-listed options contracts are guaranteed for settlement by the Options Clearing Corporation (“OCC”).

The Fund is considered to be non-diversified, which means that it may invest more of its assets in the securities of a single issuer or a smaller number of issuers than if it were a diversified fund.

The Fund will invest, under normal circumstances, at least 80% of the value of its net assets, plus borrowings for investment purposes, in options that provide exposure to the value of the S&P 500 Index. The Fund will consider the notional value of its options positions for the purpose of assessing compliance with this 80% Policy. The Fund’s 80% Policy is non-fundamental and requires 60 days prior written notice to shareholders before it can be changed. The Fund intends to make monthly distribution payments to shareholders.

The Index

The S&P 500 Index is a float-adjusted market capitalization weighted index containing equity securities of 500 leading publicly traded companies, regarded as generally representative of the U.S. stock market. A float-adjusted market capitalization weighted index weights each index component according to its market capitalization, using the number of shares that are readily available for purchase on the open market. The S&P 500 Index is rebalanced quarterly. The value of the options held by the Fund will fluctuate based on the sector or sectors heavily referenced in the S&P 500 Index. As of June 30, 2024, the Index had significant exposure to the information technology sector. The Fund, the Trust and Themes Management Company, LLC (the “Adviser”), the Fund’s investment adviser, are not affiliated with, nor endorsed by, the S&P 500 Index. An investment in the Fund is not an investment in the Index, nor is the Fund an investment in a traditional passively managed index fund. The Fund does not invest directly in the Index or in companies that comprise the Index.

Principal Risks of Investing in the Fund

You can lose money on your investment in the Fund. The Fund is subject to the risks summarized below. Some or all of these risks may adversely affect the Fund’s net asset value per share (“NAV”), trading price, yield, total return and/or ability to meet its objectives. For more information about the risks of investing in the Fund, see the section in the Fund’s prospectus entitled “Additional Information about the Principal Risks of Investing in the Funds.” Each risk summarized below is considered a “principal risk” of investing in the Fund, regardless of the order in which it appears.

Iron Condor Strategy Risk. On days when the S&P 500 Index experiences volatility, the Fund may suffer losses. Losses may be incurred when the Index experiences gains and also when it experiences losses. These losses may be suffered on any given day and shareholders who hold the Fund for multiple days can incur multiple days of such losses. On days when the Index experiences significant gains, the Fund could face losses up to three times the difference between the strike prices of the put spread. On days when the Index experiences significant losses, the Fund could face losses up to three times the difference between the strike prices of the put spread. However, the losses the Fund experiences on days when the Index increases or decreases will always be offset to some degree by the net options premium income it receives. Because of the Fund’s strategy of coupling written and purchased puts and call options with the same expiration date and different strike prices, the maximum potential loss for the Fund for any given put or call spread on any given day is equal to the difference between the strike prices minus any net options premium income received. The Fund does not provide returns similar to the S&P 500 Index or participate in the returns of the Index. As a result, and for the reasons outlined above, the Fund may incur significant losses on days when the Index experiences significant gains.

Market Risk. Market risk is the risk that a particular security, or Shares in general, may fall in value, or fail to rise. Securities are subject to market fluctuations caused by such factors as economic, political, regulatory or market developments, changes in interest rates, and perceived trends in securities prices. Shares could decline in value or underperform other investments. In addition, local, regional, or global events such as war, acts of terrorism, spread of infectious diseases or other public health issues, recessions, or other events could have a significant negative impact on the Fund and its investments. Such events may affect certain geographic regions, countries, sectors, and industries more significantly than others. Such events could adversely affect the prices and liquidity of the Fund’s portfolio securities or other instruments and could result in disruptions in the trading markets. During any such events, Shares may trade at increased premiums or discounts to their net asset value and the bid/ask spread on Shares may widen. As a result, an investor could lose money over short or long periods of time.

Referenced Index Risk. The Fund invests in options contracts that are based on the value of the S&P 500 Index. This subjects the Fund to certain of the same risks as if it owned shares of companies that comprised the Index, even though it does not. By virtue of the Fund’s investments in options contracts that are based on the value of the Index, the Fund may also be subject to the following risks:

Equity Market Risk. Equity securities, such as those included in the S&P 500 Index, may experience sudden, unpredictable drops in value or long periods of decline in value. This may occur because of factors that affect securities markets generally or factors affecting specific industries, sectors or companies. Common stocks are susceptible to general stock market fluctuations and to volatile increases and decreases in value as market confidence in and perceptions of their issuers change. The Fund’s NAV and market price may fluctuate significantly in response to these and other factors.

Information Technology Sector Risk. To the extent companies in particular sectors of the economy are more heavily represented in the S&P 500 Index (as of March 31, 2024, the information technology sector), the value of the options held by the Fund will be especially sensitive to developments that significantly affect those sectors. As the market or economic factors impacting information technology companies and companies that rely heavily on technological advances could have a significant effect on the value of the Fund’s investments. The value of stocks of information technology companies and companies that rely heavily on technology is particularly vulnerable to rapid changes in technology product cycles, rapid product obsolescence, government regulation and competition, both domestically and internationally, including competition from foreign competitors with lower production costs. Stocks of information technology companies and companies that rely heavily on technology, especially those of smaller, less-seasoned companies, tend to be more volatile than the overall market. Information technology companies are heavily dependent on patent and intellectual property rights, the loss or impairment of which may adversely affect profitability.

Large-Capitalization Investing Risk. Large capitalization companies typically have significant financial resources, extensive product lines and broad markets for their goods and/or services. However, they may be less able to adapt to changing market conditions or to respond quickly to competitive challenges or to changes in business, product, financial, or market conditions and may not be able to maintain growth at rates that may be achieved by well-managed smaller and mid-size companies, which may affect the companies’ returns.

Indirect Investment Risk. The S&P 500 Index is not affiliated with the Trust, the Fund, the Adviser, or their respective affiliates and is not involved with this offering in any way. Investors in the Fund will not have the right to receive dividends or other distributions or any other rights with respect to the companies that comprise the Index but will be subject to declines in the performance of the Index.

Index Trading Risk. The trading price of the S&P 500 Index may be highly volatile and could continue to be subject to wide fluctuations in response to various factors. The stock market in general has at times experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of companies.

Derivatives Risk. Derivatives are financial instruments that derive value from the underlying reference asset or assets, such as stocks, bonds, or funds (including ETFs), interest rates or indexes. The Fund’s investments in derivatives may pose risks in addition to, and greater than, those associated with directly investing in securities or other ordinary investments, including risk related to the market, imperfect correlation with underlying investments, higher price volatility, lack of availability, counterparty risk, liquidity, valuation and legal restrictions. The use of derivatives is a highly specialized activity that involves investment techniques and risks different from those associated with ordinary portfolio securities transactions. The use of derivatives may result in larger losses or smaller gains than directly investing in securities. When the Fund uses derivatives, there may be an imperfect correlation between the value of the S&P 500 Index and the derivative, which may prevent the Fund from achieving its investment objective. Because derivatives often require only a limited initial investment, the use of derivatives may expose the Fund to losses in excess of those amounts initially invested. In addition, the Fund’s investments in derivatives are subject to the following risks:

Options Contracts. The use of options contracts involves investment strategies and risks different from those associated with ordinary portfolio securities transactions. The prices of options are volatile and are influenced by, among other things, actual and anticipated changes in the value of the underlying instrument, including the anticipated volatility, which are affected by fiscal and monetary policies and by national and international political, changes in the actual or implied volatility or the reference asset, the time remaining until the expiration of the option contract and economic events. For the Fund in particular, the value of the options contracts in which it invests are substantially influenced by the value of the S&P 500 Index. The Fund may experience substantial downside from specific option positions and certain option positions held by the Fund may expire worthless. There may at times be an imperfect correlation between the movement in values of options contracts and the underlying instrument, and there may at times not be a liquid secondary market for certain options contracts.

Written Options Risk. While the Fund will collect premiums on the options it writes, the Fund’s risk of loss if one or more of its written options is exercised and expires in-the-money may substantially outweigh the gains to the Fund from the receipt of such option premiums. When selling a put option, the premium received by the Fund may not be enough to offset a loss incurred by the Fund if the price of the Index at expiration is below the strike price by an amount equal to or greater than the premium. When selling a call option, the premium received by the Fund may not be enough to offset a loss incurred by the Fund if the price of the Index at expiration is above the strike price by an amount equal to or greater than the premium. Call and put spread writing exposes the Fund to losses up to the amount between strike prices of the purchased option and the written option.

Purchased Options Risk. If a call or put option is not sold when it has remaining value and if the market price of the underlying asset, in the case of a call option, remains less than or equal to the exercise price, or, in the case of a put option, remains equal to or greater than the exercise price, the buyer will lose its entire investment in the call or put option. There is no assurance that a liquid market will exist when the buyer seeks to close out any option position.

Risk of Options with One Day to Expiration. The Fund’s use of options with one day to expiration (“daily options”) presents additional risks. Losses may be incurred on any given day and shareholders who hold the Fund for multiple days can incur multiple days of such losses. Due to the short time until their expiration, daily options are more sensitive to sudden price movements and market volatility and could incur losses more rapidly than options with more time until expiration. Because of this, the timing of trades utilizing daily options becomes more critical. Although the Fund intends to purchase its options at the end of each day, any delay in the execution of these trades can significantly impact the outcome of the trade. Such options may also suffer from low liquidity, making it more difficult for the Fund to enter into its positions each day at desired prices. The bid-ask spreads on daily options can be wider than with traditional options, increasing the Fund’s transaction costs and negatively affecting its returns. Additionally, the proliferation of options with one day to expiration is relatively new and may therefore be subject to rule changes and operational frictions. To the extent that the OCC enacts new rules relating to options with one day to expiration that make it impracticable or impossible for the Fund to utilize daily options to effectuate its investment strategy, it may instead utilize options with the shortest remaining maturity available.

Leverage Risk. While the Fund does not seek leveraged exposure to the performance of the S&P 500 Index, the Fund seeks to achieve and maintain exposure to the value of the Index by using the leverage inherent in options contracts. Therefore, the Fund is subject to leverage risk. When the Fund ~~purchases or~~ sells ~~an instrument~~ options spreads or enters into a transaction without investing an amount equal to the full economic exposure of the ~~instrument~~ options spread or transaction, it creates a form of investment leverage, which can result in the Fund losing more than ~~it originally invested~~the income generated from writing options spreads. As a result, these investments may magnify losses to the Fund, and even a small market movement may result in ~~significant~~ immediate and substantial losses to the Fund. Leverage may also cause the Fund to be more volatile because it may exaggerate the effect of any increase or decrease in the value of the Fund’s portfolio securities. The Fund will incur leverage by ~~E~~employing the Fund’s iron condor strategy using options with a targeted notional value of up to 300% ~~of the notional value~~ of the Fund’s net assets, ~~(as the Fund does)~~ which will (if the notional value is 300%) triple~~s~~ the potential amount of loss or gain to the Fund relative to employing the strategy using options with, as an example, 100% of the notional value of the Fund’s net assets. ~~Options trading involves a degree of leverage and as a result, a relatively small price movement may result in immediate and substantial losses to the Fund.~~

Clearing Member Default Risk. Transactions in some types of derivatives, including the options sold by the Fund, are required to be centrally cleared (“cleared derivatives”). In a transaction involving cleared derivatives, the Fund’s counterparty is a clearing house rather than a bank or broker. Since the Fund is not a member of clearing houses and only members of a clearing house (“clearing members”) can participate directly in the clearing house, the Fund will hold cleared derivatives through accounts at clearing members. In cleared derivatives positions, the Fund will make payments (including margin payments) to and receive payments from a clearing house through their accounts at clearing members. Customer funds held at a clearing organization in connection with any options contracts are held in a commingled omnibus account and are not identified to the name of the clearing member’s individual customers. As a result, assets deposited by the Fund with any clearing member as margin for options may, in certain circumstances, be used to satisfy losses of other clients of the Fund’s clearing member. In addition, although clearing members guarantee performance of their clients’ obligations to the clearing house, there is a risk that the assets of the Fund might not be fully protected in the event of the clearing member’s bankruptcy, as the Fund would be limited to recovering only a pro rata share of all available funds segregated on behalf of the clearing member’s customers for the relevant account class. The Fund is also subject to the risk that a limited number of clearing members are willing to transact on the Fund’s behalf, which heightens the risks associated with a clearing member’s default. This risk is greater for the Fund as it seeks to hold options contracts on a single security, and not a broader range of options contracts, which may limit the number of clearing members that are willing to transact on the Fund’s behalf. If a clearing member defaults the Fund could lose some or all of the benefits of a transaction entered into by the Fund with the clearing member. If the Fund cannot find a clearing member to transact with on the Fund’s behalf, the Fund may be unable to effectively implement its investment strategy.

Distribution Risk. The Fund seeks to provide current monthly income. There is no assurance that the Fund will make a distribution in any given month. If the Fund does make distributions, the amounts of such distributions will likely vary greatly from one distribution to the next. When the Fund makes a distribution, the Fund’s NAV will typically drop by the amount of the distribution on the related ex-dividend date. The repeated payment of distributions by the Fund, if any, may significantly erode the Fund’s NAV and trading price over time. As a result, an investor may suffer significant losses to their investment.

Transaction Cost Risk. The Fund will pay transaction costs, such as commissions or mark-ups in the bid/offer spread on an option position, when it writes options. Because the Fund “turns over” its option positions every week (or more frequently) in this fashion, it will incur high levels of transaction costs. While the turnover of the option positions sold by the Fund is not deemed “portfolio turnover” for accounting purposes, the economic impact to the Fund is similar to what could occur if the Fund experienced high portfolio turnover (e.g., in excess of 100% per year). The Fund’s high levels of transaction costs may result in higher taxes when Shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the example thereunder, may affect the Fund’s performance.

Active Management Risk. The Fund is actively-managed and may not meet its investment objective based on the success or failure of the Adviser or the Fund’s portfolio managers to implement investment strategies for the Fund. The success of the Fund’s investment program depends largely on the investment techniques applied by the Adviser and portfolio managers and the skill of the Adviser and/or portfolio manager in evaluating the value and risks associated with the Fund’s ~~short strangle~~iron condor strategy, including their ability to assess the volatility of the S&P 500 Index and establishing the strike prices of the options sold by the Fund. It is possible the investment techniques employed on behalf of the Fund will not produce the desired results.

Inflation Risk. Inflation risk is the risk that the value of assets or income from investments will be less in the future as inflation decreases the value of money. As inflation increases, the present value of the Fund’s assets and distributions may decline.

Interest Rate Risk. Interest rate risk is the risk that the value of the Fund’s investments will decline because of rising market interest rates. Interest rate risk is generally lower for shorter term options and debt securities and higher for longer-term options and debt securities. The Fund may be subject to a greater risk of rising interest rates than would normally be the case due to the current period of historically low rates and the effect of potential government fiscal policy initiatives and resulting market reaction to those initiatives. When interest rates increase, call options generally benefit while put option prices are impacted negatively.

Special Tax Risk. The Fund intends to qualify as a “regulated Investment company” (“RIC”); however, the federal income tax treatment of certain aspects of the proposed operations of the Fund are not entirely clear. The Fund’s pursuit of its investment strategies will potentially be limited by the Fund’s intention to qualify for such treatment and could adversely affect the Fund’s ability to so qualify. If, in any year, the Fund were to fail to qualify for the special tax treatment accorded a RIC and its shareholders, and was ineligible to or did not cure such failure, the Fund would be taxed in the same manner as an ordinary corporation subject to U.S. federal income tax on all its income at the fund level. The resulting taxes could substantially reduce the Fund’s net assets and the amount of income available for distribution. The Fund’s investment strategy may limit its ability to distribute dividends eligible for treatment as qualified dividend income, which for non-corporate shareholders are subject to federal income tax at rates of up to 20%. The Fund’s investment strategy may also limit its ability to distribute dividends eligible for the dividends-received deduction for corporate shareholders. For these reasons, a significant portion of distributions received by Fund shareholders may be subject to tax at effective tax rates that are higher than the rates that would apply if the Fund were to engage in a different investment strategy. You should consult your tax advisor as to the tax consequences of acquiring, owning and disposing of Shares. Investors should consult their tax advisor as to the tax consequences of acquiring, owning and disposing of Shares.

Tax Efficiency Risk. Unlike most exchange-traded funds, the Fund currently intends to effect redemptions primarily for cash, rather than primarily in-kind redemptions. As such, investments in Shares may be less tax-efficient than investments in conventional exchange-traded funds. Exchange-traded funds generally are able to make in-kind redemptions and avoid being taxed on gain on the distributed portfolio securities at the fund level. Because the Fund currently intends to effect redemptions primarily for cash, rather than in-kind distributions, it may be required to sell portfolio securities in order to obtain the cash needed to distribute redemption proceeds. If the Fund recognizes gain on these sales, this generally will cause the Fund to recognize gain it might not otherwise have recognized, or to recognize such gain sooner than would otherwise be required if it were able to distribute portfolio securities in-kind. The Fund generally intends to distribute these gains to shareholders to avoid being taxed on this gain at the Fund level and otherwise comply with the special tax rules that apply to it. This strategy may cause shareholders to be subject to tax on gains they would not otherwise be subject to, or at an earlier date than, if they had made an investment in a different exchange-traded fund. In addition, as a result of the Fund selling options daily, it is expected that any distributions by the Fund will be taxable as ordinary income.

ETF Risks. The Fund is an ETF and, as a result of an ETF’s structure, is exposed to the following risks:

Authorized Participants (“APs”), Market Makers, and Liquidity Providers Concentration Risk. The Fund has a limited number of financial institutions that may act as APs. In addition, there may be a limited number of market makers and/or liquidity providers in the marketplace. To the extent either of the following events occur, shares of the Fund may trade at a material discount to NAV and possibly face delisting: (i) APs exit the business or otherwise become unable to process creation and/or redemption orders and no other APs step forward to perform these services, or (ii) market makers and/or liquidity providers exit the business or significantly reduce their business activities and no other entities step forward to perform their functions.

Costs of Buying or Selling Shares of the Fund. Due to the costs of buying or selling shares of the Fund, including brokerage commissions imposed by brokers and bid/ask spreads, frequent trading of shares of the Fund may significantly reduce investment results and an investment in shares of the Fund may not be advisable for investors who anticipate regularly making small investments.

Shares of the Fund May Trade at Prices Other Than NAV. As with all ETFs, shares of the Fund may be bought and sold in the secondary market at market prices. The price of shares of the Fund, like the price of all traded securities, will be subject to factors such as supply and demand, as well as the current value of the Fund’s portfolio holdings. Although it is expected that the market price of the shares of the Fund will approximate the Fund’s NAV, there may be times when the market price of the shares is more than the NAV intra-day (premium) or less than the NAV intra-day (discount). This risk is heightened in times of market volatility, periods of steep market declines, and periods when there is limited trading activity for shares in the secondary market, in which case such premiums or discounts may be significant.

Trading. Although shares of the Fund are listed for trading on a national securities exchange, the _______ Exchange (the “Exchange”), and may be traded on U.S. exchanges other than the Exchange, there can be no assurance that shares of the Fund will trade with any volume, or at all, on any stock exchange or that the requirements of the Exchange or any exchange necessary to maintain the listing of the Fund will continue to be met or will remain unchanged. An exchange or market may close early, close late or issue trading halts on specific securities or financial instruments. As a result, the ability to trade certain securities or financial instruments may be restricted, which may disrupt the Fund’s creation and redemption process, potentially affect the price at which the Fund’s shares trade in the secondary market, and/or result in the Fund being unable to trade certain securities or financial instruments at all. In these circumstances, the Fund may be unable to execute its options strategy, may be unable to accurately price its investments and/or may incur substantial trading losses. This risk may be greater for the Fund as it seeks to have exposure to a single index as opposed to a more diverse portfolio like a traditional pooled investment. If trading in the Fund’s shares are halted, investors may be temporarily unable to trade shares of the Fund. In stressed market conditions, the liquidity of shares of the Fund may begin to mirror the liquidity of the Fund’s underlying portfolio holdings, which can be significantly less liquid than shares of the Fund, and this could lead to differences between the market price of the shares of the Fund and the underlying value of those shares. In the event of an unscheduled market close for options contracts that reference a single stock, such as the Index’s securities being halted or a market wide closure, settlement prices will be determined by the procedures of the listing exchange of the options contracts. As a result, the Fund could be adversely affected and be unable to implement its investment strategies in the event of an unscheduled closing.

Cybersecurity Risk. Failures or breaches of the electronic systems of the Fund and/or the Fund’s service providers, including the Adviser, market makers, Authorized Participants or the issuers of securities in which the Fund invests, have the ability to cause disruptions, negatively impact the Fund’s business operations and/or potentially result in financial losses to the Fund and its shareholders. While the Fund has established business continuity plans and risk management systems seeking to address system breaches or failures, there are inherent limitations in such plans and systems. Furthermore, the Fund cannot control the cybersecurity plans and systems of the Adviser, other service providers, market makers, Authorized Participants or issuers of securities in which the Fund invests.

Liquidity Risk. The Fund’s investments are subject to liquidity risk, which exists when an investment is or becomes difficult or impossible to purchase or sell at an advantageous time and price. If a transaction is particularly large or if the relevant market is or becomes illiquid, it may not be possible to initiate a transaction or liquidate a position, which may cause the Fund to suffer significant losses and difficulties in meeting redemptions. Liquidity risk may be the result of, among other things, market turmoil, the reduced number and capacity of traditional market participants, or the lack of an active trading market. Markets for securities or financial instruments could be disrupted by a number of events, including, but not limited to, an economic crisis, natural disasters, new legislation or regulatory changes inside or outside the U.S. Liquid investments may become less liquid after being purchased by the Fund, particularly during periods of market stress. In addition, if a number of securities held by the Fund stop trading, it may have a cascading effect and cause the Fund to halt trading. Volatility in market prices will increase the risk of the Fund being subject to a trading halt. Illiquid securities may be difficult to value, especially in changing or volatile markets. If the Fund is forced to sell an illiquid security at an unfavorable time or price, the Fund may be adversely impacted. There is no assurance that a security that is deemed liquid when purchased will continue to be liquid.

New Adviser Risk. Although the Adviser’s principals and the Fund’s portfolio managers have experience managing investments in the past, the Adviser is a newly-formed entity and has little experience managing investments for an ETF, which may limit the Adviser’s effectiveness.

New Fund Risk. The Fund is new with no operating history. As a result, there can be no assurance that the Fund will grow to or maintain an economically viable size, as a result of which it could ultimately liquidate. The Fund’s distributor does not maintain a secondary market in Fund shares.

Non-Diversification Risk. The Fund is considered to be non-diversified, which means that it may invest more of its assets in the securities of a single issuer or a smaller number of issuers than if it were a diversified fund. As a result, the Fund may be more exposed to the risks associated with and developments affecting an individual issuer or a smaller number of issuers than a fund that invests more widely. This may increase the Fund’s volatility and cause the performance of a relatively smaller number of issuers to have a greater impact on the Fund’s performance.

Operational Risk. The Fund is exposed to operational risks arising from a number of factors, including, but not limited to, human error, processing and communication errors, errors of the Fund’s service providers, counterparties or other third parties, failed or inadequate processes and technology or systems failures. The Fund and the Adviser seek to reduce these operational risks through controls and procedures. However, these measures do not address every possible risk and may be inadequate to address significant operational risks.

Valuation Risk. Independent market quotations for certain investments held by the Fund may not be readily available, and such investments may be fair valued or valued by a pricing service at an evaluated price. These valuations involve subjectivity and different market participants may assign different prices to the same investment. As a result, there is a risk that the Fund may not be able to sell an investment at the price assigned to the investment by the Fund. In addition, the securities in which the Fund invests may trade on days that the Fund does not price its shares; as a result, the value of Fund shares may change on days when investors cannot purchase or sell their Fund holdings.

Money Market Instruments Risk. The value of money market instruments may be affected by changing interest rates and by changes in the credit ratings of the investments. An investment in a money market fund is not insured or guaranteed by the FDIC or any other government agency. It is possible to lose money by investing in a money market fund.

U.S. Government Securities Risk. U.S. government securities are subject to interest rate risk but generally do not involve the credit risks associated with investments in other types of debt securities. As a result, the yields available from U.S. government securities are generally lower than the yields available from other debt securities. U.S. government securities are guaranteed only as to the timely payment of interest and the payment of principal when held to maturity.

Fund Performance

Performance information for the Fund is not included because the Fund did not commence operations prior to the date of this Prospectus. In the future, performance for the Fund will be presented in this section. When provided, the information will provide some indication of the risks of investing in the Fund by showing changes in the Fund’s performance from year to year and how the Fund’s average annual returns compare with a broad measure of market performance. The Fund’s past performance (before and after taxes) is not necessarily an indication of how the Fund will perform in the future. Updated performance information will be available on the Fund’s website at www.ThemesETFs.com or by calling the Fund toll-free at 1-866-5Themes (1-866-584-3637).

Management

Investment Adviser

Themes Management Company, LLC (the “Adviser”) serves as investment adviser to the Fund.

Portfolio Managers

Calvin Tsang, CFA, Head of Product Management & Development of the Adviser, Dingxun (Kevin) Shao, Vice President, Product Management & Development of the Adviser, and Paul Bartkowiak, Associate Vice President, Portfolio Management of the Adviser, are jointly and primarily responsible for the day-to-day management of the Fund and have served as portfolio managers since the Fund’s inception.

Buying and Selling Fund Shares

The Fund is an ETF. This means that individual Shares of the Fund may only be purchased and sold in the secondary market through brokers at market prices, rather than NAV. Because Shares trade at market prices rather than NAV, Shares may trade at a price greater than NAV (premium) or less than NAV (discount).

The Fund generally issues and redeems shares at NAV only in large blocks of shares known as “Creation Units,” which only institutions or large investors may purchase or redeem. The Fund generally issues and redeems Creation Units in cash.

Investors may incur costs attributable to the difference between the highest price a buyer is willing to pay to purchase Shares (bid) and the lowest price a seller is willing to accept for Shares (ask) when buying or selling Shares in the secondary market (the “bid-ask spread”). Recent information about the Fund, including its net asset value, market price, premiums and discounts, and bid-ask spreads is available on the Fund’s website at www.ThemesETFs.com.

Tax Information

Fund distributions are generally taxable as ordinary income, qualified dividend income, or capital gains (or a combination), unless your investment is in an IRA or other tax-advantaged retirement account. Distributions may be taxable upon withdrawal from tax-deferred accounts.

Payments to Broker-Dealers and Other Financial Intermediaries

If you purchase the Fund through a broker or other financial intermediary (such as a bank), the Adviser and its related companies may pay the intermediary for activities related to the marketing and promotion of the Fund. These payments may create a conflict of interest by influencing the broker-dealer or other intermediary and your sales person to recommend the Fund over another investment. Ask your sales person or visit your financial intermediary’s website for more information.

Themes AAPL PutWrite Options Income ETF

Investment Objective

The Themes AAPL PutWrite Options Income ETF (the “Fund”) is an exchange traded fund (“ETF”) that seeks current income.

Fees and Expenses of the Fund

The following table describes the fees and expenses you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.39%
Distribution and/or Service (12b-1) Fees	None
Other Expenses*	0.00%
Total Annual Fund Operating Expenses	0.39%

*	Estimated for the current fiscal year

Example

The following example is intended to help retail investors compare the cost of investing in the Fund with the cost of investing in other funds. It illustrates the hypothetical expenses that such investors would incur over various periods if they were to invest $10,000 in the Fund for the time periods indicated and then redeem all of the Shares at the end of those periods. This example assumes that the Fund provides a return of 5% a year and that operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

1 Year	3 Years
$40	$125

Portfolio Turnover

The Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund Shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the example, affect the Fund’s performance. Because the Fund is newly organized, portfolio turnover information is not yet available.

Principal Investment Strategies of the Fund

The Fund is an actively managed ETF that seeks current income by employing a put selling (or “writing”) strategy using primarily at-the-money options on the common stock of Apple Inc. (NASDAQ: AAPL) (the “Underlying Stock”) to generate income. Specifically, the Fund aims to generate income from its options investments when the Underlying Stock rises in value above the strike price of the put options written. When the Underlying Stock’s value falls below the strike price of the put options, the Fund is likely to incur losses and may be obligated to buy shares of the Underlying Stock at the strike price. Accordingly, the Fund is intended for investors who seek income when the investor believes the Underlying Stock will remain flat or rise in value. The Fund is not designed to participate in the market performance of the Underlying Stock when the Underlying Stock increases in value. When the Underlying Stock decreases in value the Fund will participate in the decline and incur losses; however, any such losses will be offset to some degree by the option premium income the Fund received from the sold options.

The Fund’s Put Writing Strategy

To implement this strategy, on a weekly basis, the Fund will write put options on the Underlying Stock that are primarily at-the-money (i.e., equal to the Underlying Stock’s current market price) and have one week to expiration. As the seller of the put options, the Fund receives cash (the “premium”) from the purchaser for each put sold and commits to buying shares of the Underlying Stock at the strike price if the option owner exercises its option. If a put option sold by the Fund is exercised prior to expiration (i.e., “assigned” or “put” to the Fund), the Fund will purchase the shares of the Underlying Stock at the time of exercise at the strike price and will hold the Underlying Stock shares until they are liquidated. Generally speaking, however, the Fund may proactively close out in-the-money put options before expiration to prevent being assigned shares of the Underlying Stock.

Possible Outcomes of the Fund’s Investment Strategies

The premiums received by the Fund from writing options will increase the Fund’s return if the option is not exercised and thus expires worthless. However, if the value of the Underlying Stock declines below the strike price at any time prior to expiration, the option is in-the-money and the Fund will be required, if the option is exercised by the option holder, to buy the Underlying Stock at the strike price, effectively paying the holder the difference between the strike price and the closing price of the Underlying Stock. Therefore, by writing a put option, the Fund is exposed to the risk of losing the amount by which the price of the Underlying Stock is less than the strike price at any time prior to the option’s expiration. Accordingly, the potential return to the Fund is limited to the amount of option premiums it receives, while the Fund can potentially lose up to the entire strike price of each option it sells. In such a case, Fund losses will likely outweigh the income attributable to the options premiums received and Fund losses may be substantial. Further, if the value of the Underlying Stock increases, the Fund’s returns will not increase accordingly.

Essentially, if the value of the Underlying Stock remains above a put option’s strike price, the buyer of the put option likely won’t exercise the option, allowing the Fund to retain the premium. Conversely, if the value of the Underlying Stock drops below the strike price, the holder of the option may exercise the option and assign (or put) the stock to the Fund. The Fund would then be required to pay the option holder a price equal to the strike price of the option, and the Fund would receive shares of the Underlying Stock equal to the number of contracts sold. The Fund would then liquidate the shares of the Underlying Stock at its earliest convenience and seek to reestablish the put option position.

The Fund’s Use of Written Put Options

The Fund’s strategy is designed to have approximately a weekly, 100% downside notional exposure to the Underlying Stock. Essentially, the value of the put options that the Fund invests in will match the value as if the Fund had directly purchased the Underlying Stock. More specifically:

Notional value refers to the value that the options control. It is calculated by multiplying the price of the asset underlying the option (the Index) by the options multiplier by the number of contracts. The options multiplier is the number of shares an option contract controls. Equity options each control 100 underlying shares and therefore have a 100 options multiplier.

By way of example, assume the Fund has assets of $10 million and the Index is priced at $60. The value of one option contract would therefore be $6,000 (the $60 Index price x the 100 options multiplier). To determine the number of put option contracts needed to encompass approximately 100% of the Fund’s net assets, the Fund’s value is divided by the value of one contract ($10,000,000 divided by $6,000 = 1,666). The notional exposure would thus be approximately $10,000,000 ($60 x 100 x 1,666=$9,996,000) from the put options written or 100% of the Fund’s net assets.

However, the Fund’s notional exposure will drift during each week. The Fund may at times write options on the Underlying Stock with aggregate notional value greater than the value of the Fund’s assets. In those cases, the Fund may be considered to have created investment leverage; leverage increases the volatility of the Fund and may result in losses greater than if the Fund had not been leveraged. It is also possible that the Fund will create investment leverage by borrowing money.

The Fund will typically reallocate its portfolio at the end of each trading week. That is, the Fund will either allow each week’s options to expire, purchase the corresponding shares of the Underlying Stock at the strike price and liquidate the Underlying Stock position as early as reasonably possible, close (i.e., buy back) the option, or roll it early. “Rolling” an option contract refers to the process of buying existing put option contracts to close them out and immediately selling new put option contracts. The Fund will enter into new put options when the options have expired, closed, or rolled early. The sold put options positions will be reestablished weekly.

At least weekly, the options sold by the Fund are settled by delivery at expiration or expire with no value and new option positions are established while the Fund sells any shares of the Underlying Stock it owns as a result of such settlements or of the Fund’s prior option positions having been exercised. The Fund’s weekly (or more frequent) cycle of reallocating its portfolio likely will cause the Fund to have frequent and substantial turnover in its option positions. If the Fund receives additional inflows (and issues more Shares accordingly in large numbers known as “Creation Units”) during a one-week period, the Fund will sell additional listed put options which will be exercised or expire at the end of such one-week period. Conversely, if the Fund redeems Shares in Creation Unit size during a weekly period, the Fund will terminate the appropriate portion of the options it has sold accordingly.

Principal Portfolio Holdings of the Fund

Portfolio Holdings	Investment Terms	Expected Target Maturity
Sold put option contracts	“at-the money” (i.e., the strike price is equal to the then-current price of the Index at the time of sale)	1 week
U.S Treasury Securities, Money Market Funds and Cash

Multiple series of U.S. Treasury Bills supported by the full faith and credit of the U.S. government. The Fund will generally hold U.S. Treasuries to maturity.

These instruments are used as collateral for the Fund’s options and to generate income.

The market value of the cash, money market funds and U.S. Treasuries held by the Fund is expected to comprise at least 80% of the Fund’s net assets.

Up to 1-year maturities at the time of purchase

Though the Fund intends to sell options that are at-the-money, the put options sold by the Fund may at times be sold slightly in-the-money (i.e., higher than the Underlying Stock’s current market price) or slightly out-of-the-money (i.e., below the Underlying Stock’s current market price) depending on the market volatility of the Underlying Stock on the day the option is sold.

The Fund will invest, under normal circumstances, at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in the securities of the Underlying Stock and options that provide exposure to the Underlying Stock. The Fund will consider the notional value of its options positions for the purpose of assessing compliance with this 80% Policy. The Fund’s 80% Policy is non-fundamental and requires 60 days prior written notice to shareholders before it can be changed.

The Fund will write exchange-traded options contracts that utilize the Underlying Stock as the reference asset. In general, a put option is a contract that gives the purchaser (holder) of the option, in return for a premium, the right to sell (put) to the seller (writer) of the option the Underlying Stock at a specified exercise price. The Fund intends to primarily utilize European style Flexible EXchange® (“FLEX”) options. FLEX options are exchange traded and allow for customizable terms (e.g., the strike price can be negotiated). For more information on FLEX options, see “Additional Information about the Funds – Additional Information About the Funds’ Principal Investment Strategies.” An option is said to be “European Style” when it can be exercised only at expiration. If a listed put option sold by the Fund is assigned to the Fund, the Fund will buy the AAPL shares underlying the option at the time of exercise at the strike price, and will hold the shares of the Underlying Stock until the Fund is able to liquidate the shares. The expiration dates at the time of purchase for the Fund’s written puts will typically be one week, but may range up to one month at times) (the “Put Period”).

The Fund will seek to employ its investment strategy regardless of whether there are periods of adverse market, economic, or other conditions and will not seek to take temporary defensive positions during such periods. The Fund is considered to be non-diversified, which means that it may invest more of its assets in the securities of a single issuer or a smaller number of issuers than if it were a diversified fund.

As a result of its investment strategies, the Fund’s holdings will be concentrated in the industry to which the Underlying Stock is assigned (i.e., hold 25% or more of its total assets in investments that provide exposure in the industry to which the Underlying Stock is assigned). As of June 30, 2024, AAPL is assigned to the information technology sector and the computer manufacturing industry.

Apple, Inc.

Apple Inc. designs, manufactures, and markets smartphones, personal computers, tablets, wearable and accessories, and sells a variety of related services. Apple Inc. is listed on the Nasdaq Global Select Market. As of August 2024, Apple Inc. has a market capitalization of approximately $3.5 trillion.

This prospectus relates only to the Fund Shares offered hereby and is not a prospectus for the common stock or other securities of Apple Inc. The common stock of Apple Inc. (AAPL) is registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Information provided to or filed with the Securities and Exchange Commission by Apple Inc. pursuant to the Exchange Act can be located at the Securities and Exchange Commission’s website at www.sec.gov. In addition, information regarding Apple Inc. may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents. Apple Inc. is not affiliated with the Trust, the Fund, the Adviser, or their respective affiliates, and is not involved with this offering in any way.

The Fund’s performance will differ from that of AAPL. The performance differences will depend on, among other things, AAPL’s value, changes in the value of the put options contracts the Fund has sold, and changes in the value of the U.S. Treasuries and money market instruments held by the Fund. The Fund’s ability to achieve its investment objective of current income is not dependent on the price appreciation of AAPL.

The Fund intends to make monthly distribution payments to shareholders.

Principal Risks of Investing in the Fund

You can lose money on your investment in the Fund. The Fund is subject to the risks summarized below. Some or all of these risks may adversely affect the Fund’s net asset value per share (“NAV”), trading price, yield, total return and/or ability to meet its objectives. For more information about the risks of investing in the Fund, see the section in the Fund’s prospectus entitled “Additional Information about the Principal Risks of Investing in the Funds.” Each risk summarized below is considered a “principal risk” of investing in the Fund, regardless of the order in which it appears.

Put Writing Strategy Risk. Put Options are generally subject to volatile swings in price based on changes in value of the Underlying Stock and the value of the Fund’s positions in options may be subject to greater fluctuations in value than investments directly in the Underlying Stock. The Fund will incur a form of economic leverage through its use of options, which will increase the volatility of the Fund’s returns and may increase the risk of loss to the Fund. If the value of the Underlying Stock declines below the strike price, the option will finish in-the-money and the Fund will be required to make a cash payment based on the difference between the strike price and the price of the Underlying Stock at the time the option is exercised. Therefore, by writing a put option, the Fund is exposed to the amount by which the price of the Underlying Stock is less than the strike price. While the Fund will collect premiums on the options it writes, the Fund’s risk of loss if one or more of its options is exercised and expires in-the-money may substantially outweigh the gains to the Fund from the receipt of such option premiums. Moreover, the options sold by the Fund may have an imperfect correlation to the returns of the Underlying Stock. The potential return to the Fund is limited to the amount of option premiums it receives; however, the Fund can potentially lose up to the entire strike price of each option it sells. Further, if the value of the securities underlying the options sold by the Fund (i.e., the Underlying Stock) increases, the Fund’s returns will not increase accordingly.

Derivatives Risk. Derivatives are financial instruments that derive value from the underlying reference asset or assets, such as stocks, bonds, or funds (including ETFs), interest rates or indexes. The Fund’s investments in derivatives may pose risks in addition to, and greater than, those associated with directly investing in securities or other ordinary investments, including risk related to the market, imperfect correlation with underlying investments, higher price volatility, lack of availability, counterparty risk, liquidity, valuation and legal restrictions. The use of derivatives is a highly specialized activity that involves investment techniques and risks different from those associated with ordinary portfolio securities transactions. The use of derivatives may result in larger losses or smaller gains than directly investing in securities. Because derivatives often require only a limited initial investment, the use of derivatives may expose the Fund to losses in excess of those amounts initially invested. In addition, the Fund’s investments in derivatives are subject to the following risks:

Options Contracts Risk. The prices of options are volatile and are influenced by, among other things, actual and anticipated changes in the value of the underlying instrument, including the anticipated volatility, which are affected by fiscal and monetary policies and by national and international political, changes in the actual or implied volatility or the reference asset, the time remaining until the expiration of the option contract and economic events. For the Fund in particular, the value of the options contracts in which it invests are substantially influenced by the value of the Underlying Stock. The Fund may experience substantial downside from specific option positions and certain option positions held by the Fund may expire worthless. There may at times be an imperfect correlation between the movement in the values of options contracts and the Underlying Stock, which may prevent the Fund from achieving its investment objective. In addition, there may at times not be a liquid secondary market for certain options contracts. The value of the options used by the Fund will be determined based on market quotations or other recognized pricing methods.

Flex Options Risk. FLEX Options are exchange-traded options contracts with uniquely customizable terms like exercise price, style, and expiration date. Due to their customization and potentially unique terms, FLEX Options may be less liquid than other securities, such as standard exchange listed options. The FLEX Options are listed on an exchange; however, no one can guarantee that a liquid secondary trading market will exist for the FLEX Options. In the event that trading in the FLEX Options is limited or absent, the value of the Fund’s FLEX Options may decrease. In a less liquid market for the FLEX Options, liquidating the FLEX Options may require the payment of a premium (for written FLEX Options) or acceptance of a discounted price (for purchased FLEX Options) and may take longer to complete. A less liquid trading market may adversely impact the value of the FLEX Options and Fund shares and result in the Fund being unable to achieve its investment objective. Less liquidity in the trading of the Fund’s FLEX Options could have an impact on the prices paid or received by the Fund for the FLEX Options in connection with creations and redemptions of the Fund’s shares. Depending on the nature of this impact to pricing, the Fund may be forced to pay more for redemptions (or receive less for creations) than the price at which it currently values the FLEX Options. Such overpayment or under collection could reduce the Fund’s ability to achieve its investment objective. Additionally, in a less liquid market for the FLEX Options, the liquidation of a large number of options may more significantly impact the price.

Leverage Risk. While the Fund does not seek leveraged exposure to the Underlying Stock, the Fund seeks to achieve and maintain the exposure to the value of the Underlying Stock by using the leverage inherent in options contracts. Therefore, the Fund is subject to leverage risk. When the Fund purchases or sells an instrument or enters into a transaction without investing an amount equal to the full economic exposure of the instrument or transaction, it creates leverage, which can result in the Fund losing more than it originally invested. As a result, these investments may magnify losses to the Fund, and even a small market movement may result in significant losses to the Fund. Leverage may also cause the Fund to be more volatile because it may exaggerate the effect of any increase or decrease in the value of the Fund’s portfolio securities. Options trading involves a degree of leverage and as a result, a relatively small price movement may result in immediate and substantial losses to the Fund.

Implied Volatility Risk. When the Fund sells a listed put option, it gains the amount of the premium it receives, but also incurs a corresponding liability representing the value of the option it has sold (until the option is exercised and finishes in the money or expires worthless). The value of the options in which the Fund invests is partly based on the volatility used by market participants to price such options (i.e., implied volatility). Accordingly, increases in the implied volatility of such options will cause the value of such options to increase (even if the prices of the Underlying Stock underlying the options do not change), which will result in a corresponding increase in the liabilities of the Fund under such options and thus decrease the Fund’s NAV. The Fund is therefore exposed to implied volatility risk before the options expire or are exercised. This is the risk that the value of the implied volatility of the options sold by the Fund will increase due to general market and economic conditions, perceptions regarding the industries in which Apple Inc. participates, or factors relating specifically to the Underlying Stock.

Market Risk. Market risk is the risk that a particular security, or Shares in general, may fall in value, or fail to rise. Securities are subject to market fluctuations caused by such factors as economic, political, regulatory or market developments, changes in interest rates, and perceived trends in securities prices. Shares could decline in value or underperform other investments. In addition, local, regional, or global events such as war, acts of terrorism, spread of infectious diseases or other public health issues, recessions, or other events could have a significant negative impact on the Fund and its investments. Such events may affect certain geographic regions, countries, sectors, and industries more significantly than others. Such events could adversely affect the prices and liquidity of the Fund’s portfolio securities or other instruments and could result in disruptions in the trading markets. During any such events, Shares may trade at increased premiums or discounts to their net asset value and the bid/ask spread on Shares may widen. As a result, an investor could lose money over short or long periods of time.

Price Participation Risk. The Fund may sell in-the-money put option contracts, which limits the degree to which the Fund will participate in increases in value experienced by the Underlying Stock over the Put Period (typically, one week, but may range up to one month). This means that if the Underlying Stock experiences an increase in value above the strike price of the sold put options during a Put Period, the Fund will likely not experience that increase to the same extent and may significantly underperform the Underlying Stock over the Put Period. Additionally, because the Fund is limited in the degree to which it will participate in increases in value experienced by the Underlying Stock over each Put Period, but has full exposure to any decreases in value experienced by the Underlying Stock over the Put Period, the NAV of the Fund may decrease over any given time period. The Fund’s NAV is dependent on the value of each options portfolio, which is based principally upon the performance of the Underlying Stock. The degree of participation in the Underlying Stock’s gains the Fund will experience will depend on prevailing market conditions, especially market volatility, at the time the Fund enters into the sold put option contracts and will vary from Put Period to Put Period. The value of the options contracts is affected by changes in the value and dividend rates of the Underlying Stock, changes in interest rates, changes in the actual or perceived volatility of the Underlying Stock and the remaining time to the options’ expiration, as well as trading conditions in the options market. As the price of the Underlying Stock changes and time moves towards the expiration of each Put Period, the value of the options contracts, and therefore the Fund’s NAV, will change. However, it is not expected that the Fund’s NAV will directly correlate on a day-to-day basis with the returns of the Underlying Stock. The amount of time remaining until the options contract’s expiration date affects the impact of the potential options contract income on the Fund’s NAV, which may not be in full effect until the expiration date of the Fund’s options contracts. Therefore, while changes in the price of the Underlying Stock will result in changes to the Fund’s NAV, the Fund generally anticipates that the rate of change in the Fund’s NAV will be different than that experienced by the Underlying Stock.

Equity Market Risk. The Fund invests in options contracts that are based on the value of the Underlying Stock. This subjects the Fund to certain of the same risks as if it owned equity securities of Apple Inc., even though it generally does not. Equity securities may experience sudden, unpredictable drops in value or long periods of decline in value. This may occur because of factors that affect securities markets generally or factors affecting specific industries, sectors or companies in which the Fund invests. Common stocks are susceptible to general stock market fluctuations and to volatile increases and decreases in value as market confidence in and perceptions of their issuers change. The Fund’s NAV and market price may fluctuate significantly in response to these and other factors. As a result, an investor could lose money over short or long periods of time.

Issuer-Specific (Apple Inc.) Investing Risk. Issuer-specific attributes may cause an investment held by the Fund to be more volatile than the market generally. The value of an individual security or particular type of security may be more volatile than the market as a whole and may perform differently from the value of the market as a whole. Apple Inc. faces risks related to impacts from the COVID-19 pandemic; managing the frequent introductions and transitions of products and services; the outsourced manufacturing and logistical services provided by partners, many of which are located outside of the United States; the ability to obtain components in sufficient quantities on commercially reasonable terms for its products; potential design and manufacturing defects in its products and services; the reliance on access to third-party intellectual property and on third-party software developers; ability to obtain or create digital content that appeals to customers; the ability to retain and hire highly skilled employees, including key personnel; the performance of carriers, wholesalers, retailers and other resellers; information technology system failures and network disruptions; losses or unauthorized access to or releases of confidential information; and legal and regulatory compliance risks.

Concentration Risk. The Fund will be concentrated in the industry to which Apple Inc. is assigned (i.e., hold more than 25% of its total assets in investments that provide exposure to the industry to which Apple Inc. is assigned). The Fund’s performance will therefore be particularly susceptible to adverse events impacting such industry, which may include, but are not limited to, the following: general economic conditions or cyclical market patterns that could negatively affect supply and demand; competition for resources; adverse labor relations; political or world events; obsolescence of technologies; and increased competition or new product introductions that may affect the profitability or viability of companies in a particular industry. As a result, the value of the Fund’s investments may rise and fall more than the value of shares of a fund that invests in securities of companies in a broader range of industries.

Computer Manufacturing Industry Risk. Computer manufacturing companies face intense competition, both domestically and internationally, which may have an adverse effect on profit margins. Computer manufacturing companies may have limited product lines, markets, financial resources or personnel. The products of computer manufacturing companies may face rapid product obsolescence due to technological developments and frequent new product introduction, unpredictable changes in growth rates and competition for the services of qualified personnel. Failure to introduce new products, develop and maintain a loyal customer base, or achieve general market acceptance for their products could have a material adverse effect on a company’s business. Companies in the computer manufacturing sector are heavily dependent on intellectual property and the loss of patent, copyright and trademark protections may adversely affect the profitability of these companies.

Sector Risk. To the extent the Fund invests more heavily in particular sectors of the economy, its performance will be especially sensitive to developments that significantly affect those sectors.

Information Technology Sector Risk. Market or economic factors impacting information technology companies and companies that rely heavily on technological advances could have a significant effect on the value of the Fund’s investments. The value of stocks of information technology companies and companies that rely heavily on technology is particularly vulnerable to rapid changes in technology product cycles, rapid product obsolescence, government regulation and competition, both domestically and internationally, including competition from foreign competitors with lower production costs. Stocks of information technology companies and companies that rely heavily on technology, especially those of smaller, less-seasoned companies, tend to be more volatile than the overall market. Information technology companies are heavily dependent on patent and intellectual property rights, the loss or impairment of which may adversely affect profitability.

Large-Capitalization Investing Risk. Large capitalization companies typically have significant financial resources, extensive product lines and broad markets for their goods and/or services. However, they may be less able to adapt to changing market conditions or to respond quickly to competitive challenges or to changes in business, product, financial, or market conditions and may not be able to maintain growth at rates that may be achieved by well-managed smaller and mid-size companies, which may affect the companies’ returns.

Active Management Risk. The Fund is actively-managed and may not meet its investment objective based on the success or failure of the Adviser or the Fund’s portfolio managers to implement investment strategies for the Fund. The success of the Fund’s investment program depends largely on the investment techniques applied by the Adviser and portfolio managers and the skill of the Adviser and/or portfolio manager in evaluating the value and risks associated with the Fund’s ~~short strangle~~investment strategy, including their ability to assess the volatility of the ~~S&P 500 Index~~AAPL and establishing the strike prices of the options sold by the Fund. It is possible the investment techniques employed on behalf of the Fund will not produce the desired results.

Clearing Member Default Risk. Transactions in some types of derivatives, including options, are required to be centrally cleared (“cleared derivatives”). In a transaction involving cleared derivatives, the Fund’s counterparty is a clearing house rather than a bank or broker. Since the Fund is not a member of clearing houses and only members of a clearing house (“clearing members”) can participate directly in the clearing house, the Fund will hold cleared derivatives through accounts at clearing members. In cleared derivatives positions, the Fund will make payments (including margin payments) to and receive payments from a clearing house through their accounts at clearing members. Customer funds held at a clearing organization in connection with any options contracts are held in a commingled omnibus account and are not identified to the name of the clearing member’s individual customers. As a result, assets deposited by the Fund with any clearing member as margin for options may, in certain circumstances, be used to satisfy losses of other clients of the Fund’s clearing member. In addition, although clearing members guarantee performance of their clients’ obligations to the clearing house, there is a risk that the assets of the Fund might not be fully protected in the event of the clearing member’s bankruptcy, as the Fund would be limited to recovering only a pro rata share of all available funds segregated on behalf of the clearing member’s customers for the relevant account class. The Fund is also subject to the risk that a limited number of clearing members are willing to transact on the Fund’s behalf, which heightens the risks associated with a clearing member’s default. This risk is greater for the Fund as it seeks to hold options contracts on a single security, and not a broader range of options contracts, which may limit the number of clearing members that are willing to transact on the Fund’s behalf. If a clearing member defaults the Fund could lose some or all of the benefits of a transaction entered into by the Fund with the clearing member. If the Fund cannot find a clearing member to transact with on the Fund’s behalf, the Fund may be unable to effectively implement its investment strategy.

Distribution Risk. The Fund seeks to provide current monthly income. There is no assurance that the Fund will make a distribution in any given month. If the Fund does make distributions, the amounts of such distributions will likely vary greatly from one distribution to the next. When the Fund makes a distribution, the Fund’s NAV will typically drop by the amount of the distribution on the related ex-dividend date. The repeated payment of distributions by the Fund, if any, may significantly erode the Fund’s NAV and trading price over time. As a result, an investor may suffer significant losses to their investment.

Transaction Cost Risk. The Fund will pay transaction costs, such as commissions or mark-ups in the bid/offer spread on an option position, when it writes options. Because the Fund “turns over” its option positions every week in this fashion, it will incur high levels of transaction costs. While the turnover of the option positions sold by the Fund is not deemed “portfolio turnover” for accounting purposes, the economic impact to the Fund is similar to what could occur if the Fund experienced high portfolio turnover (e.g., in excess of 100% per year). The Fund’s high levels of transaction costs may result in higher taxes when Shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the example thereunder, may affect the Fund’s performance.

Inflation Risk. Inflation risk is the risk that the value of assets or income from investments will be less in the future as inflation decreases the value of money. As inflation increases, the present value of the Fund’s assets and distributions may decline.

Interest Rate Risk. Interest rate risk is the risk that the value of the Fund’s investments will decline because of rising market interest rates. Interest rate risk is generally lower for shorter term options and debt securities and higher for longer-term options and debt securities. The Fund may be subject to a greater risk of rising interest rates than would normally be the case due to the current period of historically low rates and the effect of potential government fiscal policy initiatives and resulting market reaction to those initiatives. When interest rates increase, call options generally benefit while put option prices are impacted negatively.

Special Tax Risk. The Fund intends to qualify as a “regulated Investment company” (“RIC”); however, the federal income tax treatment of certain aspects of the proposed operations of the Fund are not entirely clear. The Fund’s pursuit of its investment strategies will potentially be limited by the Fund’s intention to qualify for such treatment and could adversely affect the Fund’s ability to so qualify. If, in any year, the Fund were to fail to qualify for the special tax treatment accorded a RIC and its shareholders, and was ineligible to or did not cure such failure, the Fund would be taxed in the same manner as an ordinary corporation subject to U.S. federal income tax on all its income at the fund level. The resulting taxes could substantially reduce the Fund’s net assets and the amount of income available for distribution. The Fund’s investment strategy may limit its ability to distribute dividends eligible for treatment as qualified dividend income, which for non-corporate shareholders are subject to federal income tax at rates of up to 20%. The Fund’s investment strategy may also limit its ability to distribute dividends eligible for the dividends-received deduction for corporate shareholders. For these reasons, a significant portion of distributions received by Fund shareholders may be subject to tax at effective tax rates that are higher than the rates that would apply if the Fund were to engage in a different investment strategy. You should consult your tax advisor as to the tax consequences of acquiring, owning and disposing of Shares. Investors should consult their tax advisor as to the tax consequences of acquiring, owning and disposing of Shares.

Tax Efficiency Risk. Unlike most exchange-traded funds, the Fund currently intends to effect redemptions primarily for cash, rather than primarily in-kind redemptions. As such, investments in Shares may be less tax-efficient than investments in conventional exchange-traded funds. Exchange-traded funds generally are able to make in-kind redemptions and avoid being taxed on gain on the distributed portfolio securities at the fund level. Because the Fund currently intends to effect redemptions primarily for cash, rather than in-kind distributions, it may be required to sell portfolio securities in order to obtain the cash needed to distribute redemption proceeds. If the Fund recognizes gain on these sales, this generally will cause the Fund to recognize gain it might not otherwise have recognized, or to recognize such gain sooner than would otherwise be required if it were able to distribute portfolio securities in-kind. The Fund generally intends to distribute these gains to shareholders to avoid being taxed on this gain at the Fund level and otherwise comply with the special tax rules that apply to it. This strategy may cause shareholders to be subject to tax on gains they would not otherwise be subject to, or at an earlier date than, if they had made an investment in a different exchange-traded fund. In addition, as a result of the Fund selling options at least weekly, it is expected that any distributions by the Fund will be taxable as ordinary income.

ETF Risks. The Fund is an ETF and, as a result of an ETF’s structure, is exposed to the following risks:

Authorized Participants (“APs”), Market Makers, and Liquidity Providers Concentration Risk. The Fund has a limited number of financial institutions that may act as APs. In addition, there may be a limited number of market makers and/or liquidity providers in the marketplace. To the extent either of the following events occur, shares of the Fund may trade at a material discount to NAV and possibly face delisting: (i) APs exit the business or otherwise become unable to process creation and/or redemption orders and no other APs step forward to perform these services, or (ii) market makers and/or liquidity providers exit the business or significantly reduce their business activities and no other entities step forward to perform their functions.

Costs of Buying or Selling Shares of the Fund. Due to the costs of buying or selling shares of the Fund, including brokerage commissions imposed by brokers and bid/ask spreads, frequent trading of shares of the Fund may significantly reduce investment results and an investment in shares of the Fund may not be advisable for investors who anticipate regularly making small investments.

Shares of the Fund May Trade at Prices Other Than NAV. As with all ETFs, shares of the Fund may be bought and sold in the secondary market at market prices. The price of shares of the Fund, like the price of all traded securities, will be subject to factors such as supply and demand, as well as the current value of the Fund’s portfolio holdings. Although it is expected that the market price of the shares of the Fund will approximate the Fund’s NAV, there may be times when the market price of the shares is more than the NAV intra-day (premium) or less than the NAV intra-day (discount). This risk is heightened in times of market volatility, periods of steep market declines, and periods when there is limited trading activity for shares in the secondary market, in which case such premiums or discounts may be significant.

Trading. Although shares of the Fund are listed for trading on a national securities exchange, ______________ (the “Exchange”), and may be traded on U.S. exchanges other than the Exchange, there can be no assurance that shares of the Fund will trade with any volume, or at all, on any stock exchange or that the requirements of the Exchange or any exchange necessary to maintain the listing of the Fund will continue to be met or will remain unchanged. An exchange or market may close early, close late or issue trading halts on specific securities or financial instruments. As a result, the ability to trade certain securities or financial instruments may be restricted, which may disrupt the Fund’s creation and redemption process, potentially affect the price at which the Fund’s shares trade in the secondary market, and/or result in the Fund being unable to trade certain securities or financial instruments at all. In these circumstances, the Fund may be unable to execute its options strategy, may be unable to accurately price its investments and/or may incur substantial trading losses. This risk may be greater for the Fund as it seeks to have exposure to a single stock as opposed to a more diverse portfolio like a traditional pooled investment. If trading in the Fund’s shares are halted, investors may be temporarily unable to trade shares of the Fund. In stressed market conditions, the liquidity of shares of the Fund may begin to mirror the liquidity of the Fund’s underlying portfolio holdings, which can be significantly less liquid than shares of the Fund, and this could lead to differences between the market price of the shares of the Fund and the underlying value of those shares. In the event of an unscheduled market close for options contracts that reference a single stock, such as the Underlying Stock being halted or a market wide closure, settlement prices will be determined by the procedures of the listing exchange of the options contracts. As a result, the Fund could be adversely affected and be unable to implement its investment strategies in the event of an unscheduled closing.

Cybersecurity Risk. Failures or breaches of the electronic systems of the Fund and/or the Fund’s service providers, including the Adviser, market makers, Authorized Participants or the issuers of securities in which the Fund invests, have the ability to cause disruptions, negatively impact the Fund’s business operations and/or potentially result in financial losses to the Fund and its shareholders. While the Fund has established business continuity plans and risk management systems seeking to address system breaches or failures, there are inherent limitations in such plans and systems. Furthermore, the Fund cannot control the cybersecurity plans and systems of the Adviser, other service providers, market makers, Authorized Participants or issuers of securities in which the Fund invests.

Liquidity Risk. The Fund’s investments are subject to liquidity risk, which exists when an investment is or becomes difficult or impossible to purchase or sell at an advantageous time and price. If a transaction is particularly large or if the relevant market is or becomes illiquid, it may not be possible to initiate a transaction or liquidate a position, which may cause the Fund to suffer significant losses and difficulties in meeting redemptions. Liquidity risk may be the result of, among other things, market turmoil, the reduced number and capacity of traditional market participants, or the lack of an active trading market. Markets for securities or financial instruments could be disrupted by a number of events, including, but not limited to, an economic crisis, natural disasters, new legislation or regulatory changes inside or outside the U.S. Liquid investments may become less liquid after being purchased by the Fund, particularly during periods of market stress. In addition, if a number of securities held by the Fund stop trading, it may have a cascading effect and cause the Fund to halt trading. Volatility in market prices will increase the risk of the Fund being subject to a trading halt. Illiquid securities may be difficult to value, especially in changing or volatile markets. If the Fund is forced to sell an illiquid security at an unfavorable time or price, the Fund may be adversely impacted. There is no assurance that a security that is deemed liquid when purchased will continue to be liquid.

New Adviser Risk. Although the Adviser’s principals and the Fund’s portfolio managers have experience managing investments in the past, the Adviser is a newly-formed entity and has little experience managing investments for an ETF, which may limit the Adviser’s effectiveness.

New Fund Risk. The Fund is new with no operating history. As a result, there can be no assurance that the Fund will grow to or maintain an economically viable size, as a result of which it could ultimately liquidate. The Fund’s distributor does not maintain a secondary market in Fund shares.

Non-Diversification Risk. The Fund is considered to be non-diversified, which means that it may invest more of its assets in the securities of a single issuer or a smaller number of issuers than if it were a diversified fund. As a result, the Fund may be more exposed to the risks associated with and developments affecting an individual issuer or a smaller number of issuers than a fund that invests more widely. This may increase the Fund’s volatility and cause the performance of a relatively smaller number of issuers to have a greater impact on the Fund’s performance.

Operational Risk. The Fund is exposed to operational risks arising from a number of factors, including, but not limited to, human error, processing and communication errors, errors of the Fund’s service providers, counterparties or other third parties, failed or inadequate processes and technology or systems failures. The Fund and the Adviser seek to reduce these operational risks through controls and procedures. However, these measures do not address every possible risk and may be inadequate to address significant operational risks.

Valuation Risk. Independent market quotations for certain investments held by the Fund may not be readily available, and such investments may be fair valued or valued by a pricing service at an evaluated price. These valuations involve subjectivity and different market participants may assign different prices to the same investment. As a result, there is a risk that the Fund may not be able to sell an investment at the price assigned to the investment by the Fund. In addition, the securities in which the Fund invests may trade on days that the Fund does not price its shares; as a result, the value of Fund shares may change on days when investors cannot purchase or sell their Fund holdings.

Money Market Instruments Risk. The value of money market instruments may be affected by changing interest rates and by changes in the credit ratings of the investments. An investment in a money market fund is not insured or guaranteed by the FDIC or any other government agency. It is possible to lose money by investing in a money market fund.

U.S. Government Securities Risk. U.S. government securities are subject to interest rate risk but generally do not involve the credit risks associated with investments in other types of debt securities. As a result, the yields available from U.S. government securities are generally lower than the yields available from other debt securities. U.S. government securities are guaranteed only as to the timely payment of interest and the payment of principal when held to maturity.

Fund Performance

Performance information for the Fund is not included because the Fund did not commence operations prior to the date of this Prospectus. In the future, performance for the Fund will be presented in this section. When provided, the information will provide some indication of the risks of investing in the Fund by showing changes in the Fund’s performance from year to year and how the Fund’s average annual returns compare with a broad measure of market performance. The Fund’s past performance (before and after taxes) is not necessarily an indication of how the Fund will perform in the future. Updated performance information will be available on the Fund’s website at www.ThemesETFs.com or by calling the Fund toll-free at 1-866-5Themes (1-866-584-3637).

Management

Investment Adviser

Themes Management Company, LLC (the “Adviser”) serves as investment adviser to the Fund.

Portfolio Managers

Calvin Tsang, CFA, Head of Product Management & Development of the Adviser, Dingxun (Kevin) Shao, Vice President, Product Management & Development of the Adviser, and Paul Bartkowiak, Associate Vice President, Portfolio Management of the Adviser, are jointly and primarily responsible for the day-to-day management of the Fund and have served as portfolio managers since the Fund’s inception.

Buying and Selling Fund Shares

The Fund is an ETF. This means that individual Shares of the Fund may only be purchased and sold in the secondary market through brokers at market prices, rather than NAV. Because Shares trade at market prices rather than NAV, Shares may trade at a price greater than NAV (premium) or less than NAV (discount).

The Fund generally issues and redeems shares at NAV only in large blocks of shares known as “Creation Units,” which only institutions or large investors may purchase or redeem. The Fund generally issues and redeems Creation Units in cash.

Investors may incur costs attributable to the difference between the highest price a buyer is willing to pay to purchase Shares (bid) and the lowest price a seller is willing to accept for Shares (ask) when buying or selling Shares in the secondary market (the “bid-ask spread”). Recent information about the Fund, including its net asset value, market price, premiums and discounts, and bid-ask spreads is available on the Fund’s website at www.ThemesETFs.com.

Tax Information

Fund distributions are generally taxable as ordinary income, qualified dividend income, or capital gains (or a combination), unless your investment is in an IRA or other tax-advantaged retirement account. Distributions may be taxable upon withdrawal from tax-deferred accounts.

Payments to Broker-Dealers and Other Financial Intermediaries

If you purchase the Fund through a broker or other financial intermediary (such as a bank), the Adviser and its related companies may pay the intermediary for activities related to the marketing and promotion of the Fund. These payments may create a conflict of interest by influencing the broker-dealer or other intermediary and your sales person to recommend the Fund over another investment. Ask your sales person or visit your financial intermediary’s website for more information.